SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the

Quarter Ended September 30, 2011 and

Report on Review of

Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Index

Company data
Capital	01
Individual Financial Statements
Balance Sheet - Assets	02
Balance Sheet - Liability	03
Income Statement	04
Statements of Comprehensive Income	05
Statements of Cash Flows	06
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2011 to 09/30/2011	07
Statement of Changes in Eequity – 01/01/2010 to 09/30/2010	08
Statement of Value Added	09
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance sheet - Liability	11
Income Statement	12
Statement of Comprehensive Income	13
Statements of Cash Flows	14
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2011 to 09/30/2011	15
Statement of Changes in Equity – 01/01/2010 to 09/30/2010	16
Statement of Value Added	17
Comments on performance	18
Notes	27
Opinions and Statements
Report on Review of Interim Financial Information	71

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	09/30/2011
Paid-in Capital
Common	137,032,734
Preferred	133,354,132
Total	270,386,866
Treasury
Common	0
Preferred	2,317,125
Total	2,317,125

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	09/30/2011	12/31/2010
1	Total Assets	3,381,840	4,220,800
1.01	Current Assets	199,037	292,150
1.01.01	Cash and Cash Equivalents	125,621	229,436
1.01.02	Short-term Investments	24,948	19,790
1.01.02.01	Short-term Investments at Fair Value	24,948	19,790
1.01.02.01.02	Available for sale	24,948	19,790
1.01.06	Recoverable Taxes	36,448	34,901
1.01.06.01	Current Recoverable Taxes	36,448	34,901
1.01.07	Prepaid Expenses	1,720	5,131
1.01.08	Other Current Assets	10,300	2,892
1.01.08.01	Noncurrent Available for Sale Assets	10,000	-
1.01.08.01.01	Restricted Cash	10,000	-
1.01.08.03	Other	300	2,892
1.02	Noncurrent Assets	3,182,803	3,928,650
1.02.01	Long-term Assets	405,956	511,499
1.02.01.06	Deferred Taxes	19,681	20,719
1.02.01.06.01	Deferred Income Taxes	19,681	20,719
1.02.01.08	Related-party Transactions	372,679	483,230
1.02.01.09	Other Noncurrent Assets	13,596	7,550
1.02.02	Investments	2,023,366	2,750,723
1.02.02.01	Equity Investments	2,023,366	2,750,723
1.02.02.01.02	Equity in Subsidiaries	2,023,366	2,750,723
1.02.03	Property, Plant and Equipment	753,371	666,251
1.02.03.03	Property, Plant and Equipment	753,371	666,251
1.02.03.03.01	Advances for acquisition of aircraft	345,770	308,494
1.02.03.03.02	Ownership right of Property, Plant and Equipment	407,601	357,757
1.02.04	Intangible Assets	110	177
1.02.04.01	Intangible Assets.	110	177
1.02.04.01.01	Concession Agreement	110	177

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	09/30/2011	12/31/2010
2	Total Liabilities and Equity	3,381,840	4,220,800
2.01	Current Liabilities	45,573	88,632
2.01.01	Salaries, Wages and Benefits	25	24
2.01.01.02	Salaries, Wages and Benefits	25	24
2.01.02	Accounts Payable	1,023	2,210
2.01.03	Taxes Payable	3,031	719
2.01.04	Short-term Debt	40,873	34,229
2.01.04.01	Short-term Debt	40,873	34,229
2.01.05	Other Current Liabilities	7	51,450
2.01.05.02	Other	7	51,450
2.01.05.02.01	Dividends Payable	7	51,450
2.01.06	Provisions	614	-
2.02	Noncurrent Liabilities	1,338,896	1,202,999
2.02.01	Long-term Debt	1,331,004	1,193,316
2.02.01.01	Long-term Debt	1,331,004	1,193,316
2.02.02	Other Liabilities	7,892	9,683
2.02.02.02	Other	7,892	9,683
2.03	Consolidated Equity	1,997,371	2,929,169
2.03.01	Capital	2,297,268	2,296,461
2.03.01.01	Issued Capital	2,316,462	2,315,655
2.03.01.02	Cost on Issued Shares	(19,194)	(19,194)
2.03.02	Capital Reserves	89,314	92,103
2.03.02.05	Treasury Shares	(34,675)	(11,887)
2.03.02.08	Share-based Payments	63,726	43,727
2.03.02.09	Capital Reserve	60,263	60,263
2.03.04	Retained Earnings	529,532	529,532
2.03.05	Accumulated Losses	(843,269)	-
2.03.06	Other Comprehensive Income	(75,474)	11,073

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
		07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011 (Restated)	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010
3.04	Operating Expenses/Income	(332,729)	(624,693)	82,902	129,614
3.04.02	General and administrative expenses	(7,512)	(29,571)	(10,649)	(30,310)
3.04.04	Other operating expenses	-	7,356	-	17,762
3.04.06	Equity in subsidiaries	(325,217)	(602,478)	93,551	142,162
3.05	Income Before Income Taxes and Financial Income/Expenses	(332,729)	(624,693)	82,902	129,614
3.06	Finance Income/Expenses	(180,329)	(177,672)	25,913	(47,212)
3.06.01	Financial income	3,359	14,513	56,732	26,159
3.06.01.01	Income from Investments	3,359	10,810	5,697	13,640
3.06.01.02	Exchange variation	-	-	49,582	-
3.06.01.03	Derivatives, Net Revenues	-	-	-	12,519
3.06.01.04	Other Financial Income	-	3,703	1,453	-
3.06.02	Financial expenses	(183,688)	(192,185)	(30,819)	(73,371)
3.06.02.01	Interest on Borrowings	(27,509)	(81,389)	(25,144)	(60,556)
3.06.02.02	Exchange variation	(156,120)	(110,796)	-	-
3.06.02.03	Other expenses	(59)	-	-	(432)
3.06.02.04	Derivatives, Net Losses	-	-	(5,675)	(12,383)
3.07	Income Before Income Taxes	(513,058)	(802,365)	108,815	82,402
3.08	Income Tax (Expenses)	(3,442)	(3,442)	1,155	(417)
3.08.01	Current	(2,404)	(2,404)	1,155	-
3.08.02	Deferred	(1,038)	(1,038)	-	-
3.09	Profit from Continuing Operations	(516,500)	(805,807)	109,970	81,985
3.11	Profit (Loss) for the Period	(516,500)	(805,807)	109,970	81,985

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011 (Restated)	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010
4.01	Net Profit (Loss) for the Period	(516,500)	(805,807)	109,970	81,985
4.02	Other Comprehensive Income	(73,032)	(86,547)	4,943	2,956
4.03	Comprehensive Income for the period	(589,532)	(892,354)	114,913	84,941

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2011 to 09/30/2011	01/01/2010 to 09/30/2010
6.01	Net Cash Provided by (Used in) Operating Activities	(61,453)	44,473
6.01.01	Cash Flows from Operating Activities	741,197	(106,950)
6.01.01.01	Depreciation and Amortization	67	67
6.01.01.02	Deferred Taxes	1,038	-
6.01.01.03	Equity in subsidiaries	602,478	(142,162)
6.01.01.04	Shared-based Payments	19,999	20,664
6.01.01.05	Exchange and Monetary Variations, Net	135,533	(12,519)
6.01.01.06	Interests on Loans, Net	81,389	58,654
6.01.01.07	Derivatives, net result	-	-
6.01.01.08	Interests Paid	(95,380)	(41,631)
6.01.01.09	Income Tax Paid	(3,440)	(417)
6.01.01.10	Unrealized Hedge Loss, Net of taxes	(487)	(23,645)
6.01.01.11	Write-off of Property, Plant, Equipment, and Intangible Assets	-	34,039
6.01.02	Changes Assets and Liabilities	3,157	69,438
6.01.02.01	Deposits	(6,046)	46,882
6.01.02.02	Recoverable Taxes	1,870	67,939
6.01.02.04	Tax Obligation	3,958	(771)
6.01.02.07	Other Liabilities	1,967	(34,388)
6.01.02.08	Accounts Payable	(1,187)	-
6.01.02.10	Liabilities with derivatives operation	-	(10,224)
6.01.02.11	Other Receivables	2,595	-
6.01.03	Other	(805,807)	81,985
6.01.03.01	Net Income (loss) for the Period	(805,807)	81,985
6.02	Net Cash Used in Investing Activities	(102,277)	(274,221)
6.02.01	Short-term Investments	(5,158)	(124,575)
6.02.02	Restricted Cash	(10,000)	1,198
6.02.04	Purchase of Property, Plant and Equipment	(87,119)	(150,844)
6.03	Net Cash Generated by Financing Activities	59,915	145,529
6.03.01	Debts	-	551,826
6.03.02	Payments of Debts	-	(48,338)
6.03.03	Credit with related parties	110,551	(291,855)
6.03.04	Capital increase	807	119,735
6.03.05	Dividends Paid	(51,443)	(185,839)
6.05	Net Decrease in Cash and Cash Equivalents	(103,815)	(84,219)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	229,436	226,987
6.05.02	Cash and Cash Equivalents at End of the Period	125,621	142,768

ITR - Quarterly Information – 09/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Statements of Changes in Equity – From 01/01/2011 to 09/30/2011

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED	OTHER COMPREHENSIVE INCOME	TOTAL
					LOSSES		CONSOLIDATED
							EQUITY
5.01	Balance as of December 31, 2010	2,296,461	92,103	529,532	-	11,073	2,929,169
5.02	Error adjustment, net of taxes - note 2.2	-	-	-	(37,462)	-	(37,462)
5.03	Restated balance as of January 1, 2011	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.04	Shareholders Capital Transactions	807	(2,789)	-	-	-	(1,982)
5.04.01	Capital Increase	807	-	-	-	-	807
5.04.08	Stock Option	-	19,999	-	-	-	19,999
5.04.09	Repurchase of issued shares	-	(22,788)	-	-	-	(22,788)
5.05	Total Other Comprehensive Income	-	-	-	(805,807)	(86,547)	(892,354)
5.05.01	Losses for the Period	-	-	-	(805,807)	-	(805,807)
5.05.02	Other Comprehensive Income	-	-	-	-	(86,547)	(86,547)
5.07	Balance as of December 31, 2011	2,297,268	89,314	529,532	(843,269)	(75,474)	1,997,371

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2010 to 09/30/2010

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED	OTHER COMPREHENSIVE INCOME	TOTAL
					LOSSES		CONSOLIDATED
							EQUITY
5.01	Balance as of December 31, 2009	2,175,600	67,360	596,627	(230,419)	818	2,609,986
5.03	Adjusted Balance	2,175,600	67,360	596,627	(230,419)	818	2,609,986
5.04	Shareholders Capital Transactions	119,735	20,664	-	-	-	140,399
5.04.01	Capital Increase	119,735	-	-	-	-	119,735
5.04.08	Stock Option	-	20,664	-	-	-	20,664
5.05	Total Other Comprehensive Income	-	-	-	81,985	2,956	84,941
5.05.01	Profit for the Period	-	-	-	81,985	-	81,985
5.05.02	Other Comprehensive Income	-	-	-	-	2,956	2,956
5.07	Balance as of December 31, 2010	2,295,335	88,024	596,627	(148,434)	3,774	2,835,326

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Individual Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Account Code	Account Description	01/01/2011 to 09/30/2011 (Restated)	01/01/2010 to 09/30/2010
7.01	Revenues	7,356	17,765
7.01.02	Other Income	7,356	17,765
7.02	Acquired from Third Parties	(6,862)	(5,106)
7.02.02	Materials, Energy, Outside Services and Other	(6,272)	(4,868)
7.02.04	Other	(590)	(238)
7.03	Gross Value Added	494	12,659
7.04	Retentions	(67)	(67)
7.04.01	Depreciation, Amortization and Exhaustion	(67)	(67)
7.05	Added Value Produced	427	12,592
7.06	Value Added Received in Transfer	(505,414)	309,201
7.06.01	Equity equivalence result	(602,478)	142,162
7.06.02	Finance income	97,064	167,039
7.07	Total Wealth for Distribution (Distributed)	(504,987)	321,793
7.08	Wealth for Distribution (Distributed)	(504,987)	321,793
7.08.01	Employees	21,134	21,835
7.08.02	Taxes	3,594	567
7.08.03	Third Part Capital Remuneration	276,092	217,406
7.08.03.03	Other	276,092	217,406
7.08.03.03.01	Lessors	1,356	3,155
7.08.03.03.02	Lenders	274,736	214,251
7.08.04	Own Capital Remuneration	(805,807)	81,985
7.08.04.03	Retained earnings / Losses for the period	(805,807)	81,985

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	09/30/2011 (Restated)	12/31/2010
1	Total Assets	9,632,749	9,063,847
1.01	Current Assets	2,302,561	2,704,852
1.01.01	Cash and Cash Equivalents	1,302,673	1,955,858
1.01.02	Short-term Investments	163,176	22,606
1.01.02.01	Short-term Investments at Fair Value	-	-
1.01.02.01.02	Available for sale	-	-
1.01.03	Trade Receivables	326,634	303,054
1.01.03.01	Customer	326,634	303,054
1.01.04	Inventories	147,360	170,990
1.01.06	Recoverable Taxes	135,660	88,143
1.01.06.01	Current Recoverable Taxes	135,660	88,143
1.01.07	Prepaid Expenses	79,721	116,182
1.01.08	Other Current Assets	147,337	48,019
1.01.08.03	Others	147,337	48,019
1.01.08.03.01	Restricted Cash	106,000	-
1.01.08.03.02	Other Credits	41,337	48,019
1.02	Noncurrent Assets	7,330,188	6,358,995
1.02.01	Long-term Assets	2,281,324	1,630,850
1.02.01.01	Short-term Investments at Fair Value	-	-
1.02.01.01.02	Available for sale	-	-
1.02.01.03	Trade Receivables	-	-
1.02.01.03.02	Trade and Other Receivables	-	-
1.02.01.06	Deferred Taxes	926,824	817,545
1.02.01.06.01	Deferred Income Taxes	926,824	817,545
1.02.01.07	Prepaid Expenses	47,171	54,201
1.02.01.08	Related-party Transactions	-	-
1.02.01.09	Other Noncurrent Assets	1,307,329	759,104
1.02.01.09.01	Noncurrent Assets Held for Sale	-	9,227
1.02.01.09.03	Restricted Cash	60,737	34,500
1.02.01.09.04	Deposits	691,749	715,377
1.02.01.09.05	Short-term Investments	554,843	-
1.02.02	Investments	-	-
1.02.03	Property, Plant and Equipment	3,781,771	3,460,968
1.02.03.01	Property, Plant and Equipment	1,076,425	926,874
1.02.03.01.01	Other Flight Equipment	892,139	751,816
1.02.03.01.04	Other	184,286	175,058
1.02.03.02	Lease Property, Plant and Equipment	2,355,250	2,210,433
1.02.03.02.01	Property, Plant and Equipment on Finance Leases	2,355,250	2,210,433
1.02.03.03	Property, Plant and Equipment	350,096	323,661
1.02.03.03.01	Advance of Property, Plant and Equipment Acquisition	350,096	323,661
1.02.04	Intangible Assets	1,267,093	1,267,177
1.02.04.01	Intangible Assets.	724,791	724,875
1.02.04.01.01	Concession Agreement	-	-
1.02.04.02	Goodwill	542,302	542,302

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

		Current Quarter	Prior Year
Line code	Line item	09/30/2011	12/31/2010
2	Total Liabilities and Equity	9,632,749	9,063,847
2.01	Current Liabilities	2,185,723	1,688,993
2.01.01	Salaries, Wages and Benefits	274,728	205,993
2.01.01.02	Salaries, Wages and Benefits	274,728	205,993
2.01.02	Accounts Payable	221,001	215,792
2.01.03	Taxes Payable	51,111	58,197
2.01.04	Short-term Debt	441,600	346,008
2.01.04.01	Short-term Debt	441,600	346,008
2.01.05	Other Current Liabilities	1,179,334	807,036
2.01.05.02	Others	1,179,334	807,036
2.01.05.02.01	Dividends Payable	7	51,450
2.01.05.02.04	Tax and landing fees	174,886	85,140
2.01.05.02.05	Advance Ticket Sales	657,691	517,006
2.01.05.02.06	Customer Loyalty Programs	61,233	55,329
2.01.05.02.07	Advance Ticket Sales	19,419	24,581
2.01.05.02.08	Other Current Liabilities	79,461	71,884
2.01.05.02.09	Losses on derivatives operation	186,637	1,646
2.01.06	Provisions	17,949	55,967
2.02	Noncurrent Liabilities	5,449,655	4,445,685
2.02.01	Short-term Debt	4,282,443	3,395,080
2.02.01.01	Short-term Debt	4,282,443	3,395,080
2.02.02	Other Current Liabilities	363,201	319,509
2.02.02.02	Others	363,201	319,509
2.02.02.02.03	Customer Loyalty Programs	178,596	152,327
2.02.02.02.04	Advance Ticket Sales	-	33,262
2.02.02.02.05	Taxes Payable	127,395	99,715
2.02.02.02.06	Others	57,210	34,205
2.02.03	Deferred Taxes	594,492	642,185
2.02.03.01	Deferred Income Taxes	594,492	642,185
2.02.04	Provisions	209,519	88,911
2.02.04.01	Provision for Tax, Labor, and Civil Contingencies	209,519	88,911
2.03	Consolidated Equity	1,997,371	2,929,169
2.03.01	Capital	2,183,940	2,183,133
2.03.01.01	Issued Capital	2,316,462	2,315,655
2.03.01.02	Cost on Issued Shares	(132,522)	(132,522)
2.03.02	Capital Reserves	89,314	92,103
2.03.02.05	Treasury Shares	(34,675)	(11,887)
2.03.02.07	Share-based Payments	63,726	43,727
2.03.02.08	Capital Reserve	60,263	60,263
2.03.04	Retained Earnings	642,860	642,860
2.03.04.09	Treasury Shares	-	-
2.03.05	Accumulated Losses	(843,269)	-
2.03.06	Other comprehensive income	(75,474)	11,073

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
		07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011 (Restated)	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010
3.01	Sales and services revenue	1,843,698	5,305,760	1,788,935	5,109,605
3.01.01	Passenger	1,632,572	4,715,005	1,601,303	4,579,864
3.01.02	Cargo and Other	211,126	590,755	187,632	529,741
3.02	Cost of Sales and Services	(1,614,525)	(4,655,028)	(1,358,339)	(3,980,762)
3.03	Gross Revenue	229,173	650,732	430,596	1,128,843
3.04	Operating Expenses/Income	(304,232)	(861,336)	(243,397)	(692,956)
3.04.01	Selling expenses	(166,971)	(469,361)	(95,933)	(419,764)
3.04.01.01	Marketing expenses	(166,971)	(469,361)	(95,933)	(419,764)
3.04.02	General and Administrative expenses	(137,261)	(391,975)	(147,464)	(273,192)
3.05	Income Before Income Taxes and Financial Income/Expenses	(75,059)	(210,604)	187,199	435,887
3.06	Financial Income/Expenses	(572,821)	(685,652)	(20,308)	(267,251)
3.06.01	Financial income	39,379	106,944	118,722	73,153
3.06.01.01	Income on Investments	39,379	106,944	28,181	69,909
3.06.01.02	Exchange variation, net	-	-	90,541	3,244
3.06.01.03	Other financial income	-	-	-	-
3.06.02	Financial expenses	(612,200)	(792,596)	(139,030)	(340,404)
3.06.02.01	Interest on Borrowings	(109,144)	(285,337)	(84,621)	(242,768)
3.06.02.02	Derivatives Net Losses	(15,534)	(109,002)	(46,989)	(90,493)
3.06.02.03	Other expenses	(11,119)	(18,650)	(7,420)	(7,143)
3.06.02.04	Exchange variation, net	(476,403)	(379,607)	-	-
3.07	Income Before Income Taxes	(647,880)	(896,256)	166,891	168,636
3.08	Income Tax (Expenses)	131,380	90,449	(56,921)	(86,651)
3.08.01	Current	(2,581)	(22,186)	1,107	(19,450)
3.08.02	Deferred	133,961	112,635	(58,028)	(67,201)
3.09	Profit from Continuing Operations	(516,500)	(805,807)	109,970	81,985
3.11	Consolidated Profit (Loss) for the Period	(516,500)	(805,807)	109,970	81,985
3.11.01	Attributable to Shareholders of the Company	(516,500)	(805,807)	109,970	81,985
3.99	Earnings Per Share (Reais per Share)

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011 (Restated)	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010
4.01	Net Consolidated Profit (Loss) for the Period	(516,500)	(805,807)	109,970	81,985
4.02	Other Comprehensive Income	(73,032)	(86,547)	4,943	2,956
4.02.01	Available for sale financial assets	-	(487)	435	(478)
4.02.02	Cash Flow Hedges	(110,654)	(130,394)	6,828	5,198
4.02.03	Tax effect	37,622	44,334	(2,320)	(1,764)
4.03	Consolidated Comprehensive Income for the period	(589.532)	(892,354)	114,913	84,941
4.03.01	Attributable to Shareholders of the Company	(589,532)	(892,354)	114,913	84,941

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2011 to 09/30/2011 (Restated)	01/01/2010 to 09/30/2010
6.01	Net Cash Provided by Operating Activities	216,768	238,228
6.01.01	Cash Flows from Operating Activities	1,061,331	522,161
6.01.01.01	Depreciation and Amortization	271,487	207,384
6.01.01.02	Allowance for Doubtful Accounts	6,939	5,673
6.01.01.03	Provisions for contingencies	4,224	9,238
6.01.01.04	Provisions for Onerous Contracts	15,274	-
6.01.01.05	Provision for Inventory Obsolescence	130	8,574
6.01.01.06	Deferred Taxes	(112,635)	67,201
6.01.01.07	Shared-based Payments	19,999	20,664
6.01.01.08	Exchange and Monetary Variations, Net	379,607	(3,244)
6.01.01.09	Interests on loans and other, net	285,336	242,768
6.01.01.10	Unrealized Hedge income, Net of taxes	80,427	13,180
6.01.01.11	Provision for Return of Aircraft	30,022	4,805
6.01.01.14	Mileage Program	32,173	(58,292)
6.01.01.15	Write-off of Property, Plant, Equipment, and Intangible Assets	5,919	4,210
6.01.01.16	Provision for profit sharing program	42,429	-
6.01.02	Changes in Assets and Liabilities	(38,756)	(365,918)
6.01.02.01	Accounts receivable	(30,519)	196,578
6.01.02.02	Inventories	23,500	(27,710)
6.01.02.03	Deposits	13,762	39,966
6.01.02.04	Prepaid Expenses and Recovery Taxes	(15,272)	5,881
6.01.02.05	Other Assets	72,636	11,609
6.01.02.06	Accounts Payable	5,209	(190,842)
6.01.02.07	Advance ticket sales	130,214	(107,424)
6.01.02.08	Advance from Customers	(38,424)	(128,686)
6.01.02.09	Salaries, Wages and Benefits	26,306	(4,492)
6.01.02.10	Sales Tax and Landing Fees	43,457	1,363
6.01.02.11	Tax Obligation	43,504	17,740
6.01.02.12	Provision	(82,402)	(40,404)
6.01.02.14	Interests Paid	(167,766)	(97,968)
6.01.02.15	Income Tax Paid	(22,913)	(19,450)
6.01.02.16	Provision for profit sharing program	(56,727)	-
6.01.02.18	Other Liabilities	12,452	(11,855)
6.01.02.19	Liabilities with derivatives operation	(26,317)	(10,224)
6.01.03	Other	(805,807)	81,985
6.01.03.01	Profit (Loss) for the Period	(805,807)	81,985
6.02	Net Cash Used in Investing Activities	(1,012,235)	(865,166)
6.02.01	Short term Investments	(695,413)	(109,571)
6.02.02	Restricted Cash	(132,237)	(465,617)
6.02.04	Intangible Assets	(23,211)	(57,085)
6.02.05	Property, Plant and Equipment	(161,374)	(232,893)
6.03	Net Cash Generated by Financing Activities	143,793	424,838
6.03.02	Debt Increase	559,349	1,483,433
6.03.03	Payments of Debt	(209.602)	(823,310)
6.03.04	Capital increase	807	119,735
6.03.05	Dividends Paid	(51,443)	(185,839)
6.03.06	Payment of financing	(155.318)	(169,181)
6.04	Exchange Variation on Cash and Cash Equivalents	(1,511)	(20,459)
6.05	Net Decrease in Cash and Cash Equivalents	(653,185)	(222,559)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	1,955,858	1,382,408
6.05.02	Cash and Cash Equivalents at End of the Period	1,302,673	1,159,849

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statements of Changes in Equity – From 01/01/2011 to 09/30/2011

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED	OTHER COMPREHENSIVE INCOME	EQUITY	TOTAL NON-CONTROLLERS	CONSOLIDATED
					LOSSES			PARTICIPATION	EQUITY
5.01	Balance as of December 31, 2010	2,183,133	92,103	642,860	-	11,073	2,929,169	-	2,929,169
5.02	Error adjustment, net of taxes - note 2.2	-	-	-	(37,462)	-	(37,462)	-	(37,462)
5.03	Restated balance as of January 1st , 2011	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.04	Shareholders Capital Transactions	807	(2,789)	-	-	-	(1,982)	-	(1,982)
5.04.01	Capital Increase	807	-	-	-	-	807	-	807
5.04.08	Stock Option	-	19,999	-	-	-	19,999	-	19,999
5.04.09	Repurchase of issued shares	-	(22,788)	-	-	-	(22,788)	-	(22,788)
5.05	Total Other Comprehensive Income	-	-	-	(805,807)	(86,547)	(892,354)	-	(892,354)
5.05.01	Net Profit for the Period	-	-	-	(805,807)	-	(805,807)	-	(805,807)
5.05.02	Other Comprehensive Income	-	-	-	-	(86,547)	(86,547)	-	(86,547)
5.07	Balance as of December 31, 2010	2,183,940	89,314	642,860	(843,269)	(75,474)	1,997,371	-	1,997,371

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2010 to 09/30/2010

(In Thousands of Brazilian Reais)

LINE CODE	LINE ITEM	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED	OTHER COMPREHENSIVE INCOME	EQUITY	TOTAL NON-CONTROLLERS	CONSOLIDATED
					LOSSES			PARTICIPATION	EQUITY
5.01	Balance as of December 31, 2009	2,062,272	67,360	596,627	(117,091)	818	2,609,986	-	2,609,986
5.03	Adjusted Balance	2,062,272	67,360	596,627	(117,091)	818	2,609,986	-	2,609,986
5.04	Shareholders Capital Transactions	119,735	20,664	-	-	-	140,399	-	140,399
5.04.01	Capital Increase	119,735	-	-	-	-	119,735	-	119,735
5.04.08	Stock Option	-	20,664	-	-	-	20,664	-	20,664
5.05	Total Other Comprehensive Income	-	-	-	81,985	2,956	84,941	-	84,941
5.05.01	Net Profit for the Period	-	-	-	81,985	-	81,985	-	81,985
5.05.02	Other Comprehensive Income	-	-	-	-	2,956	2,956	-	2,956
5.07	Balance as of 31, 2010	2,182,007	88,024	596,627	(35,106)	3,774	2,835,326	-	2,835,326

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Account Code	Account Description	01/01/2011 to 09/30/2011 (Restated)	01/01/2010 to 09/30/2010
7.01	Revenues	5,547,658	5,340,140
7.01.02	Other Revenues	5,554,597	5,346,442
7.01.02.01	Passenger, cargo and other passenger revenues	5, 554,597	5,346,442
7.01.04	Provision/Reversion of Doubtful Accounts	(6,939)	(6,302)
7.02	Acquired from Third Parties	(3,591,976)	(2,978,897)
7.02.02	Materials, Energy, Outside Services and Other	(1,116,954)	(965,108)
7.02.04	Other	(2,475,022)	(2,013,789)
7.02.04.01	Fuel and Lubricant suppliers	(2,175,393)	(1,723,063)
7.02.04.02	Aircraft Insurance	(25,555)	(36,054)
7.02.04.03	Sales and Marketing	(274,074)	(254,672)
7.03	Gross Value Added	1,955,682	2,361,243
7.04	Retentions	(271,487)	(207,384)
7.04.01	Depreciation, Amortization and Exhaustion	(271,487)	(207,384)
7.05	Wealth Created	1,684,195	2,153,859
7.06	Value Added Received in Transfer	849,737	726,409
7.06.02	Finance income	849,737	726,409
7.07	Total Wealth for Distribution (Distributed)	2,533,932	2,880,268
7.08	Wealth for Distribution (Distributed)	2, 533,932	2,880,268
7.08.01	Employees	1,112,864	908,479
7.08.02	Taxes	342,087	479,351
7.08.03	Third Part Capital Remuneration	1,884,788	1,410,453
7.08.03.03	Other	1,884,788	1,410,453
7.08.03.03.01	Lenders	1,535,391	993,660
7.08.03.03.02	Lessors	349,397	416,793
7.08.04	Own Capital Remuneration	(805,807)	81,985
7.08.04.03	Retained earnings / Losses for the period	(805,807)	81,985

Management Comments

“Gol announces the third quarter results today. The period’s results, despite falling short of what planned at the beginning of the year, indicate the beginning of a gradual and steady recovery in operating margins. In this quarter the Company´s revenues were impacted due to the low prices that prevailed in the first half of the year due to an extremely competitive scenario. Following a period of fierce competition that had a significant adverse impact on Company´s margins, the industry is showing signs of greater rationality going forward, in line with GOL’s strategy. In 2012, GOL announced its conservative approach towards adding fleet and capacity, projecting an ASK increase of no more than 4% in domestic supply.

GOL continues to focus on the cost reduction plan in order to once again achieve operating margins in 2012 that are appropriate for its business model. The plan announced in 2Q11 remains one of the priorities for the second half of the year. In 4Q11, GOL expects to consolidate all the initiatives it has implemented during the year, the results of which will become fully apparent in 2012, So far, the Company has recognized overall gains of at least R$500mm.

At the end of September the Company had a cash position of around R$2 billion, ensuring the strong liquidity that is so essential in a volatile economic scenario and no pressure on the debt amortization schedule.

During the quarter, GOL achieved one more important step in its strategic plan, with the acquisition of Webjet. In around 60 days only, the MOU was signed, the required diligence was carried out, ANAC's approval was obtained, the agreement for the  purchase of 100% of Webjet was signed and the APRO was executed with Webjet and CADE, regulating future relations between the parties. GOL’s initial perception of Webjet as an operationally efficient company with a highly motivated staff was confirmed and its results will be included in GOL’s results as of 4Q11. The Company is currently awaiting CADE’s final analysis of the transaction. Effective operational coordination will certainly result in the more efficient execution of the companies' strategy, helping generate value for clients, employees and shareholders of both airlines.

The Company maintains its positive outlook for the future. Strengthening the balance sheet over the past years proved to be instrumental, especially in times of adverse economic conditions. GOL’s option of growing in a rational and sustainable manner is now supported by the industry as a whole. By concentrating its efforts on lowering costs, the Company is reaffirming its conviction that, through offering attractive fares, it will continue to fuel demand in one of the world’s largest potential markets.

GOL continues to concentrate on dynamic fare management, benefiting passengers who plan their trips well ahead of time with more attractive fares.

GOL remains committed to its low-cost, low-fare strategy, and will continue to do everything possible to maintain its position as the best airline to fly with, work for and invest in.”

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	3Q11	3Q10	Var.%	2Q11	Var.%
ASK - GOL (billion)	12.5	11.8	5.7%	11.4	9.5%
ASK – Industry (billion)	38.5	34.5	11.7%	35.8	7.5%
ASK - Others (billion)	26.0	22.7	14.9%	24.4	6.6%
RPK - GOL (billion)	8.9	8.1	10.4%	7.6	17.6%
RPK - Industry (billion)	28.2	25.1	12.5%	25.7	10.0%
RPK - Others (billion)	19.3	17.0	13.6%	18.1	6.8%
Load Factor - GOL (%)	71.5%	68.4%	+3.1 pp	66.5%	+4.9 pp
Load Factor - Industry (%)	73.4%	72.8%	+0.5 pp	71.7%	+1.6 pp
Load Factor - Others (%)	74.3%	75.1%	-0.9 pp	74.2%	+0.1 pp
Domestic Market
ASK - GOL (billion)	11.4	10.4	10.2%	10.4	9.6%
ASK - Industry (billion)	30.0	26.3	14.2%	27.7	8.4%
ASK - Others (billion)	18.5	15.9	16.7%	17.2	7.6%
RPK - GOL (billion)	8.2	7.2	13.5%	7.0	17.5%
RPK - Industry (billion)	21.3	18.6	14.3%	19.2	10.6%
RPK - Others (billion)	13.1	11.4	14.8%	12.2	6.7%
Load Factor - GOL (%)	71.8%	69.7%	+2.1 pp	67.0%	+4.8 pp
Load Factor - Industry (%)	70.9%	70.9%	+0.1 pp	69.5%	+1.4 pp
Load Factor - Others (%)	70.4%	71.6%	-1.2 pp	71.0%	-0.6 pp
International Market
ASK - GOL (billion)	1.0	1.4	-27.3%	1.0	8.2%
ASK - Industry (billion)	8.5	8.2	3.9%	8.1	4.7%
ASK - Others (billion)	7.5	6.8	10.5%	7.2	4.2%
RPK - GOL (billion)	0.7	0.8	-16.1%	0.6	18.9%
RPK - Industry (billion)	7.0	6.5	7.6%	6.5	8.1%
RPK - Others (billion)	6.3	5.7	11.1%	5.9	7.0%
Load Factor - GOL (%)	67.7%	58.6%	+9.1 pp	61.6%	+6.0 pp
Load Factor - Industry (%)	81.9%	79.1%	+2.8 pp	79.4%	+2.6 pp
Load Factor - Others (%)	83.9%	83.5%	+0.4 pp	81.7%	+2.2 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Supply

GOL was the most conservative Company in terms of supply growth in 3Q11, increasing its total seat supply by only 5.7% in relation to 3Q10. In 2012, the Company will maintain this strategy and estimates growth of between 0.0% and 4.0% on its domestic route network.

Supply on GOL’s total route network increased by 5.7%, due to: (i) the upturn in fleet productivity from 12.7 block hours/day in 3Q10 to 13.8 block hours/day in 3Q11; (ii) the strategy of maximizing aircraft occupation (increase of 3.1 p.p.); and (iii) the higher number of destinations and more frequent flights between the periods (Montes Claros, Bridgetown and Aeroparque Jorge Newberry in Argentina). This growth in supply was partially offset by: (i) the 1.6% reduction in the average stage length (905Km, versus 920Km in 3Q10); (ii) the discontinuation of international charter flights and the return of three B767s; and (iii) the discontinuation of flights to Bogota, Colombia.

In comparison with 2Q11, supply increased by 9.5%, chiefly due to period seasonality and the preparation of the Company’s route network for 4Q11.

Demand - Domestic Market

GOL’s demand increased by 13.5% over 3Q10, mainly due to the fare discounts that lasted throughout the first half and until midway through the last week of August, and therefore still fueled national traffic demand for most of the third quarter. As of the end of August, however, yields on the Company’s main routes began to show a new trend as a result of the market’s positive response to seat supply management and control. Consequently, domestic demand growth slowed in comparison over the first half.

In comparison with 2Q11, domestic demand grew by 17.5%, chiefly due to seasonality.

In 2012, GOL will continue to adopt a conservative approach towards adding capacity, and expects an increase of no more than 4% in its domestic supply, accompanied by industry’s domestic demand growth of between 2.5x and 3.0x projected GDP growth for 2012.

Demand – International Market

Demand on GOL’s international route network fell by 16.1% year-on-year, mainly due to: (i) the discontinuation of flights to Bogota, Colombia; and (ii) the discontinuation of international charter flights with B767 aircraft, partially offset by: (i) more frequent flights to the Southern Cone and Caribbean region (Argentina and Punta Cana); and (ii) appreciation of the Real against the average Dollar of 6,5% in the period, which encouraged passenger traffic to Southern Cone and Caribbean.

In relation to 2Q11, international demand increased by 18.9%, chiefly due to seasonality and the increased frequency of flights to the Caribbean, partially offset by the average 2.5% period depreciation of the Real against the Dollar.

Load Factor and Yields

As a result of the above, the load factor on GOL’s route network reached 71.5% in 3Q11, 3.1 p.p. up on the 68.4% reported in 3Q10 and 4.9 p.p. more than the 66.5% posted in 2Q11.

In relation to 3Q10, yields declined by 7.6%, mainly due to the competitive scenario in 1H11, which led to an increase in advanced bookings and hindered yield recovery in the quarter. In the final months, however, yields should record a recovery over their levels along the year. In the quarter-on-quarter comparison, yields posted growth of 0.7% due to the GOL’s efforts and the market's positive response its supply management, as well as the recovery of yields in the domestic market.

Operating Data	3Q11	3Q10(*)	Var.%	2Q11(*)	Var.%
Revenue Passengers (000)	9,396	8,698	8.0%	8,224	14.2%
Revenue Passengers Kilometers (RPK) (mm)	8,906	8,067	10.4%	7,571	17.6%
Available Seat Kilometers (ASK) (mm)	12,465	11,796	5.7%	11,380	9.5%
Load Factor	71.4%	68.4%	+3.1 pp	66.5%	+4.9 pp
Break-Even Load Factor (BELF	74.4%	61.2%	+13.1 pp	78.0%	-3.7 pp
Aircraft Utilization (Block Hours.Day)	13.8	12.7	8.2%	13.0	5.7%
Average Fare (R$)	173.8	184.1	-5.6%	167.6	3.7%
Yield per Passenger Kilometer Net(R$ cents)	18.33	19.85	-7.6%	18.21	0.7%
Passenger Revenue per ASK (PRASK) (R$ cents)	13.10	13.57	-3.5%	12.11	8.1%
Operating Rev. per ASK Net (RASK) (R$ cents)	14.79	15.17	-2.5%	13.76	7.5%
Operating Cost per ASK (CASK) (R$ cents)	15.39	13.58	13.4%	16.14	-4.6%
Operating Cost, Ex- Fuel, per ASK (R$ cents)	9.41	8.66	8.7%	9.72	-3.2%
Departures	79,512	74,748	6.4%	74,608	6.6%
Average Stage Lenght (km)	905	920	-1.6%	893	1.4%
Average Number of Operating Aircraft	111.0	112.0	-0.9%	109.0	1.8%
Fuel Consumption (mm liters)	390	377	3.5%	358	8.7%
Full-Time Equivalent Employees at Period End	18,606	18,649	-0.2%	18,691	-0.5%
Average Exchange Rate (1)	1.64	1.75	-6.5%	1.60	2.5%
End of Period Exchange Rate (1)	1.85	1.69	9.5%	1.56	18.8%
Inflation (IGP-M) (2)	4.1%	7.9%	-3.7 pp	3.1%	+1.0 pp
Inflation (IPCA) (3)	5.0%	3.6%	+1.4 pp	3.9%	+1.1 pp
WTI (avg. per barrel, US$) (4)	89.54	76.21	17.5%	102.34	-12.5%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.78	0.55	41.4%	0.83	-6.2%

Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

(*) 3Q10 operational data were recalculated due to the change in the methodology for calculating air traffic statistics introduced by Anac’s 2010 DCA Manual (Official Letter no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011; (**)3Q10 load factor corrected according to the average number of operational aircraft in the period.
* Certain variation calculations in this report may not match due to rounding.

Fleet and Fleet Plan - GOL

On September 30, 2011, the Company closed the quarter with a standardized operational fleet of 118 B737-700 and 800 NG aircraft, with an average age of 6.8 years and a total fleet of 124 aircraft. In 3Q11, the Company received three aircraft classified under financial leasing.

Operating Fleet	Seats (1)	3Q11	3Q10	Var.%	2Q11	Var.%
Regular Flights
B737-300	141	-	1	(1)	-	-
B737-700 NG	144	43	40	3	43	-
B737-800 NG	177	17	15	2	17	-
B737-800 NG SFP	187	58	52	6	55	3
Subtotal	20,047	118	108	10	115	3
Charters	Seats (1)	3Q11	3Q10	Var,%	2Q11	Var,%
B767-300 ER	218	-	4	(4)	-	-
Operating Totall(2)	20,047	118	112	(4)	115	3
Non Operating Fleet	Seats (1)	3Q11	3Q10	Var,%	2Q11	Var,%
B737-300	141	-	3	(3)	-	-
B737-700 NG	144	-	2	(2)	-	-
B737-800 NG	177	-	2	(2)	-	-
B737-800 NG SFP (4)	187	3	-	3	3	-
B767-300 ER (3)	218	3	2	1	3	-
Sub Total(4)	1,215	6	9	(3)	6	-
Total	29,053	124	121	3	121	3

(1) Total number of seats in 3Q11
(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).
(3) These aircraft are no longer part of the Company’s operations.
(4) Three B737-800 NG SFP aircraft were subleased to a European airline and returned at the end of September 2011.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 124 aircraft, 80 were under operational leases and 44 under financial leases. GOL also has purchase options on 38 aircraft when their leasing contracts terminate.

The Company’s fleet plan for 2012 and the coming years is being revised in order to include Webjet’s required fleet renovations. In 2012, the increase in the two companies’ combined seat supply will not exceed 4.0%.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* Includes SFP (Short Field Performance)aircraft

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	77.3	438.8	531.0	496.2	402.5	100.1	2,046.1
Aircraft Acquisition Commitments	396.1	885.9	2,905.3	4,292.3	3,697.5	3,819.0	15,996.2
Total	473.4	1,324.7	3,436.3	4,788.6	4,099.9	3,919.2	18,042.4

*List prices

Capex

GOL invested R$128mm in 3Q11, 59% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 34% in the purchase of parts; and around 7% in IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the  Wheel and Brake Workshop). Capex in 2011 is estimated at around R$550mm

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	37,913,279	28.4	174,945,997	64.7
Board	16	-	2,006,142	1.5	2,006,158	0.7
Treasury Stocks	-	-	2,317,125	1.7	2,317,125	0.9
Fidelity Investments	-	-	7,033,500,	5.3	7,033,500,	2.6
Wellington Management Company	-	-	6,722,298	5.0	6,722,298	2.5
Free-Float	-	-	77,631,788	58.0	77,631,788	28.6
Total	137,032,734	100.0	133,354,132	100.0	270,386,866	100.0

Pro Forma Operational Data – 3Q11

Operational Data – 3Q11	GOL	WEBJET	CONSOLIDADO
Available Seat Kilometers (ASK) (mm)	12,465	1,547	14,012
Passengers Kilometers (RPK) (mm)	8,906	1,150	10,056
Load Factor	71%	74%	72%
Revenue Passengers (´000)	9,396	1,427	10,823
Block Hours	140,704	21,245	161,949
Departures	79,512	13,141	92,653
Fuel Consumption (mm liters)	390	72	462
Average Stage Lenght (km)	905	799	890
Average Number of Operating Aircraft	111	22	133
Kilometers Flown (mm)	71,978	10,501	82,479

Summary: 2011 Guidance

In July GOL revised its 2011 guidance given the current domestic competitive scenario, continuing high fuel costs and higher-than-expected expenses.

2011 Guidance	Scenario
	Worst	Best
Brazilian GDP Growth	4.0%	5.0%
Domestic Demand Growth (%RPKs)	12.0%	18.0%
Passengers Tranported (MM)	34	36
GOL Capacity (ASKs billion)	48.0	50.0
Fleet (end of period)	115	115
Yield (R$ cents)	18.5	19.8
GOL Demand (RPKs billion)	34.0	36.0
Departures (000)	315	340
CASK Ex-fuel (R$ cents)	9.4	9.0
Fuel Liters Consumed (billion)	1.55	1.65
Fuel Price (R$.liter)	2.10	2.00
Average WTI (US$.barrel)	115	100
Average Exchange Rate (R$.US$)	1.65	1.55
Operating Margin (EBIT)	1.0%	4.0%

Contact	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations

Leonardo Pereira
Edmar Lopes

Gustavo Mendes
Ricardo Rocca

Phone: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone: 1 (212) 704-8196 / 704-4484

E-mail: meaghan.smith@edelman.com

or robby.corrado@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 940 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands. It operates a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, exercising shareholding control of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) additional passenger air chartering services .

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of subsidiary SKY Finance II (“SKY II”) and Webjet Linhas Aereas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands, whose activities are related to obtaining funds to finance aircraft acquisition. Sky Finance and Sky II were closed in 2010, after the liquidation of all funds raised by companies, considering that they were organized with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and it is engaged in raising funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account company engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG controls 50% of this company, which started to operate in September, 2011.

On October 3, 2011, the Company acquired 100% indirect control of Webjet, through its subsidiary VRG celebrating the First Amendment of the stock purchase and sale contract. See note nº 30.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index  (ITAG), which were created to identify companies committed to adopt  differentiated corporate governance practices.

2.  Basis of preparation and summary of significant accounting policies

The interim financial information was authorized for issuance at the Board of Directors’ meeting held on March 26, 2012. The Company’s registered office is at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1 Basis of preparation

The quarterly interim consolidated financial statements were prepared for the period ended on September 30, 2011 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The interim consolidated financial statements were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial information of the parent company was prepared in accordance with technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

The individual interim financial information prepared for statutory purposes, have the valuation of investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, these financial statements are not in accordance with IFRSs, which require the evaluation of investments in separate financial statements of the parent at fair value or cost.

These interim consolidated financial statements do not include all the information and disclosure items required in the consolidated annual financial statements therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2010, and filed on February 22, 2011, which were prepared according to International Financial Reporting Standards – IFRS. There was no changes in accounting policies adopted on December 31,2010.

The Company has chosen to present these individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

Some line items of the Balance Sheet as of December 31, 2010, presented for comparative purposes, were reclassified for adequacy and consistency with the period ended September 30, 2011.

2.2 Restatement by correction of error

In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,760 (R$37,462 net of taxes), and was associated with the recognition of interline revenues.

The Company interline ticket sales represent sales from the Company to other airline entities under interline agreements. In accordance with these agreements an airline entity can use the Company´s reservation system to book domestic flights in Brazil by paying a predetermined contractual price.  Before implementing the new system, interline deferred revenue was recognized in accordance with the contractual price.  However, the recognition of passenger´s revenue was based on the spot ticket price.  Consequently, the difference could represent either an overstatement or an understatement of revenues, depending on the difference between the contractual interline price and the spot price.

In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

The impacts of this adjustment to the quarterly financial statements are as follows:

	Previous reported	Restated	Previous reported	Restated	Previous reported	Restated
	9 months ended on 09/30/2011		6 months ended on 06/30/2011		3 months ended on 03/31/2011
Passenger revenues	4,658,245	4,715,005	3,025,673	3,082,433	1,647,088	1,703,848
Current Income Tax and Social Contribution expenses	(2,888)	(22,186)	(308)	(19,606)	(4,102)	(23,400)
Net revenue (loss) of the period	(843,269)	(805,807)	(326,769)	(289,307)	31,934	69,396
Earnings (losses) per share basic	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26
Earnings (losses) per share diluted	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26

3.    Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.    Cash and Cash Equivalents

	Parent Company		Consolidated
	09/30/11	12/31/10	09/30/11	12/31/10

Cash and bank deposits	30,836	103,988	162,182	194,493
Cash equivalents	94,785	125,448	1,140,491	1,761,365
	125,621	229,436	1,302,673	1,955,858

As of September 30, 2011, cash equivalents refer mainly to private bonds (CDBs - Bank Certificates of Deposit and private debenture), post fixed Government bonds (NTN - National Treasury Notes and LTNO – National Treasury Bills) and fixed-income funds, bearing interest ranging between 98.5% and 103.5% of the Interbank Deposit Certificate Rate (CDI).

The breakdown of cash equivalents balance is as follows:

	Parent Company		Consolidated
	09/30/11	12/31/10	09/30/11	12/31/10

Private bonds (CDBs)	94,785	125,448	425,694	678,253
Government bonds (NTN and LTNO)	-	-	6,988	245,186
Investment funds	-	-	707,809	837,926
	94,785	125,448	1,140,491	1,761,365

These short-term investments are highly liquid and immediately convertible into a known cash amount, and are subject to an insignificant risk of change in value.

In the nine-month period ended September 30, 2011, the Company redeemed government bonds and, based on its investment strategy, it increased its share in private bonds by applying these funds, which are also classified as short-term investments.

5.         Restricted Cash

On September 30, 2011, consolidated short-term restricted cash is represented mainly by a deposit in a restricted account, made on August 8, 2011, as a guarantee of the intent to acquire 100% of its capital in the amount of R$96,000. See Note n° 30.

Additionally, the Company maintains a margin call in the short term for derivative transactions, used to repurchase shares in the amount of R$10,000. See Note n° 17.

On 30 September 2011 the long-term restricted cash is represented mainly by deposits in US dollar, made in United States, linked to Hedge transactions with financial institutions, subject to the overnight rate (average yield of 0.14% pa) amounting to R$51,916, and margin call deposits in Brazilian reais related to loans of Banco Nacional de Desenvolvimento Economico e Social (BNDES) invested in DI funds and paid by the weighted average rate of 98.5% of CDI in the amount of R$ 7,097.

As of September 30, 2011, the restricted cash recorded in noncurrent assets amounts to R$60,737 (R$34,500 as of December 31, 2010).

In April 2011, the Company redeemed CDB (Bank certificates of deposit) with Santander Bank in the amount of R$25,000, which were guarantee to Banco de Desenvolvimento de Minas Gerais (BDMG), replaced by chattel mortgage of aircraft’s equipment.

6.    Short-term Investments

	Parent Company		Consolidated
	09/30/11	12/31/10	09/30/11	12/31/10
Private Bonds	-	-	480,747	-
Government bonds	-	-	212,297	-
Foreign bank deposits	24,948	19,790	24,975	19,790
Investment Funds	-	-	-	2,816
	24,948	19,790	718,019	22,606

Short-term	24,948	19,790	163,176	22,606
Long-term	-	-	554,843	-
	24,948	19,790	718,019	22,606

Private bonds consist of CDBs ("Bank Certificates of Deposit"), with maturity date to September 2013, paid at 102% of the CDI. In 2011, the Company, based on its investment strategy, increased its investments in this type of security.

Public bonds consist of LTN ("National Treasury Bills"), with maturity through January 2015, bearing interest at an variable average rate of 11.12% p.a..

7.    Trade and Other Receivables

	Consolidated
	09/30/11	12/31/10
Local currency:
Credit card companies	57,680	90,612
Travel agencies	210,433	149,393
Installment sales	43,663	48,564
Cargo agencies	29,733	20,582
Airline partners companies	15,367	16,608
Other	21,739	27,491
	378,615	353,250
Foreign currency:
Credit card companies	8,504	5,855
Travel agencies	6,459	3,935
Cargo agencies	122	141
	15,085	9,931
	393,700	363,181

Allowance for doubtful accounts	(67,066)	(60,127)
	326,634	303,054

Changes in the allowance for doubtful accounts in nine-month period ended September 30, 2011 are as follows:

	Consolidated
	09/30/11	09/30/10
Balance at beginning of period	(60,127)	(52,399)
Additions	(19,740)	(22,986)
Uncollectible amounts	2,898	5,329
Recoveries	9,903	11,985
Balance at end of period	(67,066)	(58,701)

The aging list of accounts receivable is as follows:

	Consolidated
	09/30/11	12/31/10
Falling due	290,349	270,286
Overdue until 30 days	5,757	19,091
Overdue 31 to 60 days	12,080	4,128
Overdue 61 to 90 days	4,776	5,533
Overdue 91 to 180 days	8,328	8,041
Overdue 181 to 360 days	15,582	7,052
Overdue above 360 days	56,828	49,050
	393,700	363,181

The average days sales outstanding of installment sales are seven months and 5.99% interest is charged on the balance receivable, which is recognized as financial income when received. Average days sales outstanding of other receivables are 107 days.

As of September 30, 2011, accounts receivable from travel agencies amounting to R$16,000 (R$24,300 on December 31, 2010) are related to loan agreements guarantees.

8.    Inventories

	Consolidated
	09/30/11	12/31/10

Consumables	21,319	16,702
Parts and maintenance materials	121,792	117,740
Advances to suppliers	13,185	43,725
Imports in progress	217	1,885
Others	7,981	7,942
Provision for obsolescence	(17,134)	(17,004)
	147,360	170,990

Changes in the allowance for inventory obsolescence are as follows:

	09/30/11	12/31/10
Balance at beginning of the period	(17,004)	(8,602)
Additions	(51,180)	(44,426)
Write-offs	51,050	36,024
Balance at end of period	(17,134)	(17,004)

9.    Deferred and Recoverable Taxes

	Parent Company		Consolidated
	09/30/11	12/31/10	09/30/11	12/31/10
Recoverable taxes:
Current assets
ICMS (1)	-	-	11,541	7,039
Prepaid IRPJ and CSSL (2)	34,649	32,187	69,066	35,186
IRRF (3)	1,523	2,507	9,277	8,548
Withholding tax of governmental agencies	-	-	24,323	17,334
Value added tax – IVA (4)	-	-	4,652	3,512
Income tax on import	177	177	15,805	15,805
Other	99	30	996	719
Total recoverable taxes - current	36,448	34,901	135,660	88,143

Deferred taxes:
Non-current assets
Tax losses	14,402	15,166	333,399	340,055
Negative basis of social contribution	5,186	5,460	120,024	122,420
Temporary differences
Mileage program:	-	-	90,422	70,603
Allowance for doubtful accounts and others	-	-	55,900	47,315
Provision for loss on acquisition of VRG			143,350	143,350
Provision for contingencies	-	-	59,074	44,556
Return of aircraft	-	-	10,999	11,318
Unsettled derivatives	-	-	62,708	-
Others	93	93	50,948	37,928
Total noncurrent deferred tax assets	19,681	20,719	926,824	817,545

Noncurrent liabilities
Brands	-	-	21,457	21,457
Flight rights	-	-	190,686	190,686
Maintenance depots	-	-	145,681	155,266
Depreciation of engines and parts for aircraft maintenance	-	-	134,603	115,098
Reversal of goodwill amortization	-	-	70,213	51,064
Leasing of aircraft	-	-	16,318	94,950
Other	-	-	15,534	13,664
Total noncurrent deferred tax liabilities	-	-	594,492	642,185

(1) ICMS: State VAT.

(2) IRPJ: Brazilian federal income tax on taxable income.

      CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) IVA: Value added tax on sales of goods and services abroad.

The Company and its subsidiary VRG have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Parent (GLAI)		Subsidiary (VRG)
	09/30/11	12/31/10	09/30/11	12/31/10
Tax losses	257,051	264,920	1,561,895	1,299,555
Negative basis of social contribution	257,051	264,920	1,561,895	1,299,555

Tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution are technically prepared and supported based on their business plans and approved by the Board of Directors, indicate the recognition of sufficient taxable income for the realization of the recognized deferred tax assets.

GLAI and its subsidiary VRG recognized total tax credits in the amount of R$618,442. However, they recognized an allowance for loss of R$165,019 for credits that would be recognized as of December 31, 2011, when the business plan will be revised.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcome of future events.

The reconciliation of income tax and social contribution expenses, calculated by the application of the statutory tax rate and the amounts recognized in profit or loss, is as follows:

	Parent Company
	Three-months period ended		Nine-month period ended
	09/30/11	09/30/10	(Restated) 09/30/11	09/30/10
Loss before income tax and social contribution	(513,058)	108,815	(802,365)	82,402
Combined tax rate	34%	34%	34%	34%
Income tax at combined tax rate	174,440	(36,997)	272,804	(28,017)
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(110,575)	31,807	(204,844)	48,335
Nondeductible income from subsidiaries	(9,402)	(8,187)	(24,718)	(16,311)
Nondeductible expenses (nontaxable income)	(31)	(1,228)	320	(1,311)
Income tax on permanent differences	(1,721)	(1,452)	(6,794)	(7,026)
Exchange differences on foreign investments	(56,875)	17,697	(40,210)	3,708
Amortization (unrecognized benefit) on tax loss carryforwards	722	(485)	-	205
Income tax and social contribution expenses	(3,442)	1,155	(3,442)	(417)

Current income tax and social contribution	(2,404)	1,155	(2,404)	(417)
Deferred income tax and social contribution	(1,038)	-	(1,038)	-
	(3,442)	1,155	(3,442)	(417)

		Consolidated
		Three-months period ended		Nine-month period ended
	30/06/11	09/30/11	09/30/10	(Restated) 09/30/11	09/30/10
Profit/(loss) before Income Taxes		(647,880)	166,891	(896,256)	168,636
Combined tax rate		34%	34%	34%	34%
Income tax at combined tax rate		220,279	(56,743)	304, 728	(57,336)
Adjustments to calculate the effective tax rate:
Nondeductible income from subsidiaries		(9,402)	(8,187)	(24,718)	(16,311)
Expenses not deductible from subsidiaries		(7,930)	(4,007)	(17,426)	(8,272)
Nondeductible expenses (nontaxable income)		(37)	(1,228)	320	(1,311)
Income tax on permanent differences		(2,534)	(3,961)	(27,025)	(7,334)
Exchange differences on foreign investments		(56,871)	17,690	(40,207)	3,708
Utilization of tax credits in the REFIS		-	-	(8,013)	-
Amortization (unrecognized benefit) on tax loss carryforward		(12,125)	(485)	(97,210)	205
Income tax and social contribution expenses		131,380	(56,921)	90,449	(86,651)

Current income tax and social contribution		(2,581)	1,107	(22,186)	(19,450)
Deferred income tax and social contribution		133,961	(58,028)	112,635	(67,201)
		131,380	(56,921)	90,449	(86,651)

10.      Prepaid Expenses

	Consolidated
	09/30/11	12/31/10
Deferred losses from sale-leaseback transactions (a)	56,544	63,574
Prepayments of hedge premium	24,105	23,334
Lease prepayments	27,142	33,322
Insurance prepayments	1,806	27,860
Prepaid commissions	12,349	16,628
Others	4,946	5,665
	126,892	170,383

Current	79,721	116,182
Noncurrent	47,171	54,201

(a)  During the accounting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to 9 aircraft in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the related finance leases over the contractual term of 120 months. Further information of the sale-leaseback transactions are described in Note 26 b.

11.      Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings of tax, civil and labor nature, deposited in escrow until the resolution of the related claims. The balances of escrow deposits as of September 30, 2011 recorded in noncurrent assets totaled R$ 13,596 (R$ 7,550 as of December 31, 2010).

Consolidated

Maintenance deposits

The Company and its subsidiaries made deposits for maintenance of aircraft and engines that will be invested in future events as set forth in some finance lease contracts.   The maintenance deposits do neither hold the Company and its subsidiaries, as lessee, harmless from contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries holds the right to select any the maintenance service providers or to perform such services in-house.

These deposits are calculated as set forth in lease contracts, based on performance measures, such as flight hours or cycles, and are used to pay for the maintenances made, whose costs might be reimbursed to the Company and its subsidiaries after termination of the contracts.  Maintenance costs are recorded in income or loss when incurred, in accordance with the maintenance cost accounting policy. Certain lease agreements establish that the deposits in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts  retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

During the second quarter ended June 30, 2011, the Company and its subsidiaries changed the classification of maintenance deposits from non-monetary to monetary assets, as the transactions of these assets, since 2011 were substantially realized through receipts of financial funds, according to the renegotiations conducted with the lessors, recognizing in the nine-month period ended September 30, 2011 the amount of R$9,866 as loss on exchange differences.

Based on the regular analysis of deposit recoveries, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of September 30, 2011 classified in noncurrent assets amount to R$415,501 (R$456,666 as of December 31, 2010).

Additionally, the Company holds agreements with some lessors to replace deposits by letters of credit to enable the utilization of deposits to cover other disbursements related to lease agreements. Many of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries make guarantee deposits on behalf of the leasing companies, the refund of which occurs upon the contract expiration date. As of September 30, 2011, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$100,580 (R$127,963 as of December 31, 2010).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, labor, or civil lawsuits that are held in escrow until the resolution of the related claims litigation. The balance of escrow deposits as of September 30, 2011, recorded in noncurrent assets, totaled R$175,668 (R$130,748 as of December 31, 2010).

12.      Related-party Transactions

Loan agreements – noncurrent assets – Parent company

The Company has a loan agreement with its subsidiary VRG without interest rates predicted or guarantees, totaling R$ 372,679 as of September 30, 2011 (R$ 483,230 as of December 31, 2010).

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, maturating on November 16, 2011 renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the General Market Price Index (IGP-M) fluctuation.

The subsidiary VRG also holds contracts with related parties Expresso União Ltda. and Serviços Gráficos Ltda. with 12-month maturity terms for employee transportation and graphic services, respectively..

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., with 60-month maturity term.

The subsidiary VRG also has a contract with the related party Vaud Participações S.A. to provide executive administration and management services, with two year term beginning October 2010.

During the three and nine-months period ended September 30, 2011, VRG recognized total expenses related to these services of R$3,314 and R$8,401, respectively (R$2,518  and R$7,936 for the three and nine-months period ended September 30, 2010). All the entities referred to above belong to the same economic group.

Operating lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract expires annually on April 4, 2012. The contract provides an annual adjustment clause, in case of renegotiation, based on the General Market Price Index (IGP-M). During the three and nine-months period ended September 30, 2011, VRG recognized total expenses related to this lease of R$121 and R$438, respectively (R$110 and R$325 for the three and nine-months period ended September 30, 2010).

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, the subsidiary VRG signed agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda. The agreement object is the issue of UATP accounts (Universal Air Transportation Plan). VRG grant credit to related parties in the amount of R$20 and R$40, respectively, for the use in UATP system. This system can be used to hire national and international air services to all group members, which VRG is included, and is operated and maintained by the international airline industry, aiming to simplify the billing and improve the payment of air travel and related services.

Trade payables – current liabilities

As of September 30, 2011, balances payable to related companies amounting to R$1,530 (R$230 as of December 31, 2010) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	Three-month period ended		Nine-month period ended
	09/30/11	09/30/10	09/30/11	09/30/10
Salaries and benefits	4,018	3,479	11,274	9,614
Related taxes	1,398	1,188	4,085	5,043
Share-based payments	2,400	6,287	11,576	20,664
Total	7,816	10,954	26,935	35,321

As of September 30, 2011, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December. 9, 2004	January. 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.01(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

        Changes in the stock options as of September 30, 2011 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2010	3,476,684	20.56
Granted	2,722,444	16.07
Vested	(47,138)	15.36
Adjustment to forfeited rights estimate	(1,508,519)	22.18
Outstanding options as of September 30, 2011	4,643,471	24.35

Number of options to be vested as of December 31, 2010	955,975	22.88
Number of options to be vested as of September 30, 2011	1,513,519	23.95

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of September 30, 2011, are summarized below:

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	31,222	4	33.06	31,222	33.06
47.30	37,960	5	47.30	37,960	47.30
65.85	38,199	6	65.85	36,289	65.85
45.46	89,243	7	45.46	66,932	45.46
10.52	363,540	8	10.52	199,947	10.52
20.65	1,922,446	9	20.65	817,040	20.65
27.83	2,160,861	10	27.83	324,129	27.83
10.52-65.85	4,643,471	9.26	24.35	1,513,519	23.95

For the three and nine-months period ended September 30, 2011, the Company recognized in shareholders’ equity an result with stock options in the amount of R$5,042 and R$ 19,999, respectively (R$6,287 and R$20,664 for the three and nine-months period ended September 30, 2010), being the expense disclosed in the consolidated income statements as personnel expenses.

13.  Investments

Due to the changes in Law 6404/76 introduced by Law 11638/07, investments in foreign subsidiaries, GAC and Finance were considered mainly as an extension of the controlled GLAI and consolidated on a line by line basis with the parent GLAI; only subsidiary VRG was considered as an investment.

Changes in investments in the nine-month period ended September 30, 2011 are as follows:

Balances as of December 31, 2009	2,417,133
Equity in subsidiaries	292,463
Unrealized hedge gains (VRG)	32,494
Deferred gains (losses), net of sale leaseback transaction (a)	8,633
Balances as of December 31, 2010	2,750,723
Adjust on subsidiary shareholder’s equity– note 2.2	(37,462)
Equity in subsidiaries (Restated)	(602,478)
Unrealized hedge losses (VRG)	(86,060)
Deferred gains (losses), net of sale-leaseback (a)	(1,357)
Balances as of September 30, 2011	2,023,366

(a)    The Company through its subsidiary GAC has net balance of deferred losses on sale leaseback, whose deferral of the loss is subject to the payment of contractual installments contracts made by its subsidiary VRG. Accordingly, as of September 30, 2011, the net balance to be deferred of R$ 31.157 is basically a part of the parent's net investment in the VRG. See Note N°. 26 b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest - %	Capital	Shareholders’ equity	Net income (loss)
12/31/10	3,002,248,156	100%	2,294,191	2,718,229	292,463
09/30/11	3,002,248,156	100%	2,294,191	1,992,209	(602,478)

       14.      Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that there is substantially no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Parent Company and Consolidated
	Three-month period ended		Nine-month period ended
	09/30/11	09/30/10	09/30/11 (Restated)	09/30/10
Numerator
Earnings (loss) for the period	(516,500)	109,970	(805,807)	81,985

Denominator
Weighted average number of outstanding shares (in thousands)	270,363	269,380	270,363	269,380

Effect of dilutive securities
Stock Option Plan (in thousands)	-	374	-	374

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	270,363	269,754	270,363	269,754

Basic loss per share	(1.91)	0.41	(2.98)	0.30
Diluted loss per share	(1.91)	0.41	(2.98)	0.30

As of September 30, 2011, diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future. As of September 30, 2011, the strike price of vested stock options under the 2009 and 2010 plans are lower than the average market quotation for the period (in-the-money). The 2009 plan is in-the-money even when the vesting stock options expenses are included in the strike price. However, due to the loss reported for the three- and nine-month period ended September 30, 2011, these shares have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15. Property, Plant and Equipment

Parent Company

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on contracts with Boeing Company to acquire 104 aircrafts 737-800 Next Generation (100 aircrafts as of 31 December 2010) in the amount of R$345,769 (R$308,494 at December 31, 2010) and the right on the residual value of aircraft in the amount of R$407,602 (R$357,757 at December 31, 2010), both held by the subsidiary GAC.

Consolidated

	09/30/11				12/31/10
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	11%	2,851,212	(495,962)	2,355,250	2,210,433
Sets of replacement parts and spare engines	4%	850,325	(152,257)	698,068	649,758
Aircraft reconfigurations / overhauling	11%	295,243	(119,116)	176,127	86,992
Aircraft and safety equipment	20%	1,394	(771)	623	601
Tools	10%	24,197	(6,876)	17,321	14,465
		4,022,371	(774,982)	3,247,389	2,962,249
Property, plant and equipment in use
Vehicles	20%	8,713	(6,291)	2,422	3,309
Machinery and equipment	10%	40,050	(10,364)	29,686	15,744
Furniture and fixtures	10%	18,549	(8,550)	9,999	10,696
Computers and peripherals	20%	43,260	(27,950)	15,310	14,354
Communication equipment	10%	2,686	(1,350)	1,336	1,517
Facilities	10%	4,427	(2,527)	1,900	2,192
Maintenance center – Confins	7%	105,957	(13,254)	92,703	93,160
Leasehold improvements	20%	31,594	(17,247)	14,347	18,540
Construction in progress	-	16,583	-	16,583	15,546
		271,819	(87,533)	184,286	175,058
		4,294,190	(862,515)	3,431,675	3,137,307
Advances for acquisition of aircraft	-	350,096	-	350,096	323,661
		4,644,286	(862,515)	3,781,771	3,460,968

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Other	Total
As of December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	381,078	200,543	293,239	29,926	904,786
Write-offs	-	(2,740)	(508,476)	(297)	(511,513)
Depreciation	(191,728)	(47,151)	-	(19,139)	(258,018)
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions	298,066	217,808	193,859	29,604	739,337
Write-offs	-	(223)	(167,424)	(3,934)	(171,581)
Depreciation	(153,249)	(77,262)	-	(16,442)	(246,953)
As of September 30, 2011	2,355,250	892,139	350,096	184,286	3,781,771

(a)        Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

16. Intangible assets

Consolidated

	Goodwill	Trademarks	Airport operating licenses	Software	Total

Balance at December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	58,512	58,512
Amortization	-	-	-	(23,120)	(23,120)
Balance at December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions	-	-	-	26,211	26,211
Write-offs	-	-	-	(1,762)	(1,762)
Amortization	-	-	-	(24,533)	(24,533)
Balance at September 30, 2011	542,302	63,109	560,842	100,840	1,267,093

The Company has allocated goodwill and intangible assets with indefinite useful lives, acquired through business combinations, for the purposes of impairment testing, to one single cash-generating unit, which is the operating subsidiary VRG. The Company tests annually the recoverable amount of these assets for impairment at the year end.

17. Short and Long-term Debt

		Effective average interest rate (p.a.)	Parent Company		Consolidated
	Maturity	09/30/11	09/30/11	12/31/10	09/30/11	12/31/10
Short-term debt:
Local currency:
BNDES	Jul, 2012	8.66%	-	-	10,908	14,352
BNDES loan Safra	Mar, 2014	11.46%	-	-	22,286	27,550
BDMG	Jan, 2014/ March, 2018	8.05%	-	-	3,353	3,376
Working Capital	Oct, 2011	12.93%	-	-	50,000	-
Santander	Ago, 2012	12.75%	23,205	-	23,205	-
Interests			-	-	29,669	19,721
			23,205	-	139,421	64,999
Foreign currency
(in U.S. Dollars):
Working Capital	Mar, 2012	3.42%	-	-	94,468	83,803
IFC	Jul, 2013	4.15%	-	-	30,202	13,885
FINIMP	Jun, 2011	2.69%	-	-	-	2,718
Interests			17,668	34,229	18,886	33,969
			17,668	34,229	143,556	134,375
			40,873	34,229	282,977	199,374

Finance lease	Dec, 2021		-	-	158,623	146,634
Total short-term debt			40,873	34,229	441,600	346,008

Long-term debt:
Local currency:
BNDES	Jul, 2012	8.66%	-	-	-	8,372
BNDES – loan Safra	Mar, 2014	11.46%	-	-	50,062	70,934
BDMG	Jan, 2014/ March, 2018	8.05%	-	-	26,334	27,332
Debentures IV	Sep, 2015	12.63%	-	-	594,837	593,870
Debentures V	Jun, 2017	12.26%	-	-	492,980	-
			-	-	1,164,213	700,508
Foreign currency
(in U.S. Dollars):
IFC	Jul, 2013	4.15%	-	-	-	27,770
Senior bond I	Apr, 2017	7.50%	416,286	372,494	388,470	347,501
Senior bond II	Jul,2020	9.25%	543,838	487,887	543,838	487,887
Perpetual bond	-	8.75%	370,880	332,935	331,937	297,944
			1,331,004	1,193,316	1,264,245	1,161,102
			1,331,004	1,193,316	2,428,458	1,861,610

Finance lease	Dec, 2021		-	-	1,853,985	1,533,470
Total long-term debt			1,331,004	1,193,316	4,282,443	3,395,080
			1,371,877	1,227,545	4,724,043	3,741,088

The maturities of long-term debt for the next twelve months as from September 30, 2011, are as follows:

	Parent Company
	After 2015	Without maturity date	Total
Foreign currency
(Dollars):
Senior bond I	416,286	-	416,286
Senior bond II	543,838	-	543,838
Perpetual bond	-	370,880	370,880
Total	960,124	370,880	1,331,004

	Consolidated
	2012	2013	2014	2015	After 2015	Without maturity date	Total
Local currency:
BNDES – Safra	27,841	21,418	803	-	-	-	50,062
BDMG	5,539	5,567	4,400	4,400	6,428	-	26,334
Debêntures	-	-	-	594,837	492,980	-	1,087,817
	33,380	26,985	5,203	599,237	499,408	-	1,164,213
Foreign currency
(U.S. Dollars):
Senior bond I	-	-	-	-	388,470	-	388,470
Senior bond II	-	-	-	-	543,838	-	543,838
Perpetual bond	-	-	-	-	-	331,937	331,937
	-	-	-	-	932,308	331,937	1,264,245
Total	33,380	26,985	5,203	599,237	1,431,716	331,937	2,428,458

The fair values of senior and perpetual bonds, as of September 30, 2011, reflecting the regular adjustment of market quotations of these instruments, based on the exchange rate effective at the end of the reporting period, are as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Senior bonds (I and II)	960,124	823,701	932,308	795,885
Perpetual bonds	370,880	308,528	331,937	269,585

Working Capital

During the three-month period ended September 30, 2011 the Company, through its subsidiary VRG, raised a working capital loan in the amount of R$50,000 in local currency, subject to a rate of 108.4% of CDI Over p.a. and maturity date to October 28, 2011. This loan will be used as a brig loan for the engine maintenance financing transaction with Eximbank.

Finimp

On June 14, 2011 the Company settled R$2,659, related to the Banco do Brasil foreign-currency denominated loan, raised in June 2010.

Debentures

On June 10, 2011, the Company approved the fifth public issue of 500 nonconvertible, unsecured debentures in a single series by VRG, at the par value of R$1,000 each, totaling R$500,000. This issue is intended to meet VRG’s working capital requirements. The issue costs were R$7,264, comprising the net amount of R$492,736. The debentures mature within six years after the issue date and they will be fully repaid on June 10, 2017. Debentures bear interest equivalent to 120% of CDI.

As of September 30, 2011, the amount recorded in noncurrent liabilities was R$492.980.

Repurchase of own shares

On September 08, 2011, the Company's Board of Directors authorized the repurchase of its own shares, through call options ("calls"), and the launch of put options ("puts", together referred to as options)  linked to shares issued by the Company, for purposes of cancellation, holding in treasury or disposal, in accordance with the CVM Instruction 10/80 and Instruction 390/03, as set forth below, whose transaction was negotiated by Santander.

The number of calls and puts to be launched or acquired correspond to up to 9,305,754 registered preferred shares, without par value, issued by the Company, representing up to 10% of outstanding shares, totaling 93,057,541 preferred shares on September 8, 2011.

The options will be settled through physical delivery of shares upon the payment of the strike price, which will be determined based on the stock price, plus related financial charges.

Through September 30, 2011, the Company carried out option transactions maturing through August 20, 2012 with an strike price of  R$14.25 per share.

The deadline for the performance of the abovementioned transactions is 180 (one hundred and eighty) days counted from September 9, 2011 and the maturity of the options shall not exceed 365 (three hundred sixty-five) days from the date of each transaction.

The program's objective is the acquisition of the Company’s preferred shares to be held in treasury for subsequent disposal and / or cancellation. The registration of acquired shares can be canceled or they can be held in treasury, during which time they will no longer be entitled to political and economic rights.

The Company shares repurchase transactions began on September 12, 2011 and through September 30, 2011, the Company bought back 1,862,700 shares, with maturities from June 18 to August 20, 2012, and a weighted average price of R$12.46, total notional amount of R$ 23,205, premiums paid of R$3,931 and premiums received of R$4,348, recorded in shareholders’ equity as a balancing item of short-term debt, and which will be written off on the option vesting date.

Since the beginning of the repurchase financing program, no option was vested by the parties involved in the operation.

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated
	09/30/11	12/31/10
2011	58,582	227,174
2012	284,601	227,174
2013	283,573	227,174
2014	283,557	227,174
2015	275,101	219,576
After 2015	1,329,843	935,450
Total minimum lease payments	2,515,257	2,063,722
Less: total interest	(502,649)	(383,618)
Present value of minimum lease payments	2,012,608	1,680,104
Less: short-term installment portion	(158,623)	(146,634)
Long-term installment portion	1,853,985	1,533,470

The discount rate used to calculate the present value of the minimum leasing payments is 6.20% as of September 30, 2011 (6.23% at December 31, 2010). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables performing calculated withdrawals to be made for a bullet payment settlement at the end of the lease agreement. As of September 30, 2011, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$54,312 (R$37,407 as of December 31, 2010).

Restrictive covenants

VRG has restrictive covenants in loan agreements with the following financial institutions: IFC, BNDES, and Banco do Brasil.

As of September 30, 2011, the Company and its subsidiaries did not comply with the minimum ratios set with the financial institution IFC.

VRG  has a letter of credit with BNDES in the amount of R$14.5 million, an amount higher than the current debt, avoiding liquidity problems in case of debt repayment needs.

Management allocated IFC noncurrent balance to current, in order to comply with Brazilian and international accounting standards laid down in technical pronouncement CPC 25 - Provisões, Passivos Contingentes e Ativos Contingentes (Provisions, Contingent Liabilities and Contingent Assets) and IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (IASB), respectively.

18.  Advance Ticket Sales

As of September 30, 2011, the balance of advance ticket sales in current liabilities of R$657,691 (R$517,006 at December 31, 2010) is represented by 3,219,527 tickets sold and not yet used with 97 days of average term of use (95 days as of December 31, 2010).

19.  Smiles Deferred Revenue

Since VRG’s acquisition, the Company has a mileage program called Smiles (“Smiles Program”), which consists of awarding mileage credits, though accumulation of mileage credits by the passengers, to be used for additional trips. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued on VRG’s acquisition date at the estimated fair value that represents the estimated price that the Company could pay to a third party to assume the mileage obligation expected to be recovered on the mileage program.

As of September 30, 2011, the balance of Smiles deferred revenue is R$61,233 and R$ 178,596 classified in the current and non-current liabilities, respectively (R$55,329 and R$152,327 as of December 31, 2010).

20. Advances from Customers

The Company completed, through its subsidiary VRG, a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. under an operational agreement for issuing and managing co-branded credit cards. As part of the agreement, the Company received initially the amount of R$252,086, related to the purchase of miles of the mileage program, access rights and use of the program customers database, plus an additional based on variable compensation contingent to the right to access and use customer credit cards by the financial institutions and participation in the billing recognized in the issued cards over a five-year term.

As of September 30, 2011, the balance reported as advances from customers in the current liabilities, related to this agreement, is R$ 19,419 (R$24,581 in current liabilities and R$33,262 in non-current liabilities at December 31, 2010).

21. Taxes Payable

	Parent Company		Consolidated
	09/30/11	12/31/10	09/30/11	12/31/10
PIS and COFINS	-	-	115,910	84,022
REFIS	8,372	10,257	24,723	38,247
IRRF on payroll	5	5	15,385	20,895
ICMS	-	-	9,901	7,165
Import tax	-	-	3,323	3,712
CIDE	2	5	1,114	354
IOF	83	125	83	125
IRPJ and CSLL	2,404	-	3,364	779
Others	57	10	4,703	2,513
	10,923	10,402	178,506	157,912

Current	3,031	719	51,111	58,197
Noncurrent	7,892	9,683	127,395	99,715

PIS and COFINS

With the start of the non-cumulative calculation system of taxes on revenue PIS (Law
10637/02) and COFINS (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes. The provision recorded in balance sheet as of September 30, 2011, amounting to R$115,910 (R$84,022 as of December 31, 2010), includes the unpaid portion, adjusted for inflation using the SELIC rate (Central Bank’s policy rate). There are escrow deposits in the amount of R$80,257 (R$66,963 as of December 31, 2010) to ensure the stay of the tax collection.

Adhesion to the Federal Tax Installment Plan (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as prescribed by Law no. 11941 of May 27, 2009, including all debts with the Receita Federal do Brasil (Brazilian Federal Revenue Service) and Procuradoria-Geral da Fazenda Nacional (Brazilian National Treasury Attorney General’s Office), maturing through November 30, 2008.

Management decided to pay debts in the amount of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60% (sixty percent) of the late payment fines, 25% (twenty-five percent) of interest, and 20% (twenty percent) of assessment fines, reducing the GLAI and VRG debt to R$10,257 and R$27,990, respectively.

The debts consolidation occurred on June 29, 2011, according with to PGFN/RFB Resolution 2/2011, and upon such consolidation the Company and its subsidiary VRG used a portion of their tax credits relating to tax loss carry forwards and negative basis of social contribution to settle amounts related to interest and penalties amounting to R$1,637 and R$8,013 for GLAI and VRG, respectively.

The Company and its subsidiary VRG have paid REFIS installments on the consolidated debt in June/11.

22. Provisions

	Consolidated
	Insurance provision	Aircraft and engine return	Onerous contracts	Litigation	Total
Balance at December 31, 2010	31,070	33,287	9,885	70,636	144,878
Additional provisions recognized	12,623	145,494	15,274	4,224	177,615
Utilized provisions	(43,410)	(43,620)	(6,542)	(1,453)	(95,025)
Balance at September 30, 2011	283	135,161	18,617	73,407	227,468

Current	283	9,352	8,314	-	17,949
Noncurrent	-	125,809	10,303	73,407	209,519
	283	135,161	18,617	73,407	227,468

Insurance provision

Management obtains aircraft insurance in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent to its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with Law 10744/03.

Aircraft returns

Aircraft return costs includes provisions for costs to meet the contractual return conditions for engines held under operating leases, and the cost of returning the aircraft with no purchase option according to the conditions described in the lease agreements, whose contra entry  is capitalized in the property, plant and equipment (see Note 15).

Onerous contracts

The provision for onerous contracts refers to losses on onerous operating lease agreements related to two Boeing 767-300 aircraft that are out of operation and are maintained under operating lease. The provision corresponds to the ne difference between the present value of the future lease payments and the revenue expected to be earned on the lease or sublease of these aircraft, when applicable. The assumptions used are judged estimates and the settlement of these transactions may result in amounts significantly different from those reported by the Company. The termination of the lease agreements ranges from 2 to 3 years.

Litigation

As of September 30, 2011, the Company and its subsidiaries are parties to 21,149 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings  is as follows:

	Operation	Succession	Total
Civil lawsuits	13,254	678	13,932
Civil proceedings	1,645	24	1,669
Civil miscellaneous	49	-	49
Labor lawsuits	1,548	3,874	5,422
Labor proceedings	75	2	77
Total	16,571	4,578	21,149

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss, and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and pay differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable. are as follows:

	09/30/11	12/31/10
Civil	34,010	29,786
Labor	39,397	40,850
	73,407	70,636

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount of R$ 15,097 for civil claims and R$10,149 for labor claims at September 30, 2011 (R$10,681 and R$7,530 as of December 31, 2010 respectively), for which no provisions is recognized.

The Company and its subsidiaries are parties to 4 labor claims in France, resulting from former Varig S.A.  debts. During the period ended September 30, 2010, the Company and its subsidiaries obtained a favorable decision (lower court decision) in terms of non-succession. The amount involved (not accrued) is approximately R$5,237 (corresponding to €2,1 million).

The Company and its subsidiaries are challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract. Management believes there’s no evidence of goods circulation and so, there’s no legal event to generate ICMS taxation.

The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$202,377 as of September 30, 2011 (R$193,173 as of December 31, 2010), adjusted for inflation, not including later payment charges. Based on its legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, the Company’s management, based on the opinion of its outside legal counsel, understands that the final decisions on these lawsuits will not have any material adverse impact on the financial position, operating results, and cash flows of the Company.

23. Shareholders’ Equity

a) Issued capital

As of September 30, 2011, the Company’s capital is represented by 270,386,866 shares, of which 137,032,734 are common and 133,354,132 are preferred (270,336,668 shares as of December 31, 2010, of which 137,032,734 are common and 133,303,934 are preferred). The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	09/30/11			12/31/10
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	28.43%	64.70%	100.00%	26.98%	63.99%
Other	-	1.50%	0.74%	-	1.42%	0.70%
Treasury shares	-	1.74%	0.86%	-	0.34%	0.17%
Free float	-	68.33%	33.70%	-	71.26%	35.14%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of September 30, 2011 is R$4 billion. Within the authorized limit, the Company can, as approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily keeping the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

At the discretion of the Board of Directors, preemptive rights can be suspended or its exercise term can be reduced upon the issuance of preferred shares, when placed on a stock exchange or for public subscription, or even through share exchange, in public takeover bids, as set forth by the law. Under the Company’s bylaws, the Company cannot issue founder’s shares.

Preferred shares are nonvoting, except in the case of specific events prescribed by the law. These shares are entitled to: priority in capital reimbursement, without premium and right to be included in public bid as a result from transfer of control , at the same price paid by share of the control block, with payment of dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provides for the granting of voting rights to preferred shareholders in matters related to corporate restructuring, mergers and transactions with related parties.

On February 22, 2011, the Board of Directors approved the capital increase of R$669 through the private issue of 34,718 preferred shares, all registered with no par value, to the exercise of stock options .

On May 10, 2011, the Board of Directors approved the capital increase of R$181 through the issue of 15,480 preferred shares, due to the exercise of stock options mentioned on February 28, 2011.

Gol Linhas Aéreas Inteligentes S.A. shares as of September 30, 2011 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$10.24, and US$5.56 in New York Stock Exchange – NYSE. The book value per share as of September 30, 2011 is R$7.39 (R$10.83 as of December 31, 2010).

b) Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

ii. Reinvestment reserve

The reinvestment reserve is aimed at meeting the planned investments under the Company's capital budget.

c) Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit determined in accordance with the Brazilian corporate law, which permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

As of December 31, 2010, management proposed the payment of dividends amounting to R$50,873 (R$0.19 per share) based on profit earned as of December 31, 2010 and after the legal reserve, paid on June 22, 2011 in the amount of R$50,857. The remaining R$7 is available for payment to absent shareholders.

d)  Treasury shares

As of September 30, 2011, the Company has 2,317,125 treasury shares, totaling R$34,675, with a fair value of R$23,727 (R$11,887 in shares with fair value of R$11,792 as of December 31, 2010).

In compliance with Item IV art.4 of CVM Instruction 390/03, the table below shows the changes in the number of outstanding shares held in treasury:

	Treasury shares	Repurchase of shares	Total
Balance as of December 31, 2010	454,425	-	454,425
Repurchase of shares by exercise of options (a)	-	1,862,700	1,862,700
Balance as of September 30, 2011	454,425	1,862,700	2,317,125

(a) Shares acquired through the repurchase program, see Note 17.

e)  Share-based payments

As of September 30, 2011, the balance of share-based payments reserve was R$63,726. The Company recorded a share-based payment expense amounting to R$19,999 during the nine-month period ended September 30, 2011, with a balancing item in the income statement as personnel costs (R$20,664 as of September 30, 2010).

f) Other comprehensive income

The fair value measurement of short-term investments classified as available for sale and financial instruments designated as cash flow hedges is recognized in line item Valuation Adjustments to Equity, net of taxes, until contracts are terminated. The balance as of September 30, 2011 corresponds to a loss of R$75,474 (gain of R$11,073 as of December 31, 2010).

24.      Costs of Services, Administrative and Selling Expenses

	Parent Company
	Three months periods ended on				Nine months periods ended on
	09/30/11				09/30/10
	Administrative expenses				Administrative expenses
	Total	%	Total	%	Total	%	Total	%
Salaries	5,438	72.4	6,715	63.0	21,182	71.6	21,882	72.2
Services Rendered	1,952	26.0	1,490	14.0	6,112	20.7	4,357	14.4
Sales and marketing	-	-	-	-	590	2.0	238	0.8
Depreciation and amortization	22	0.3	22	0.2	67	0.2	67	0.2
Other expenses	100	1.3	2,422	22.8	1,620	5.5	3,766	12.4
	7,512	100.0	10,649	100.0	29,571	100.0	30,310	100.0

	Consolidated
	Three months periods ended on
			09/30/11					09/30/10
	Cost of services	Selling expenses	Administrative expenses	Total	%	Cost of services	Selling expenses	Administrative expenses	Total	%
Salaries	299,852	20,828	47,441	368,121	19.2	258,559	20,608	33,797	312,964	19.5
Aircraft fuel	745,335	-	-	745,335	38.8	580,096	-	-	580,096	36.2
Aircraft rent	108,641	-	-	108,641	5.7	130,439	-	-	130,439	8.1
Maintenance materials and repairs	129,961	-	-	129,961	6.8	134,003	-	-	134,003	8.4
Aircraft and traffic servicing	58,174	20,396	39,861	118,431	6.2	52,053	14,356	43,982	110,391	6.9
Sales and marketing	-	99,700	-	99,700	5.2	-	90,713	-	90,713	5.7
Landing fees	99,910	-	-	99,910	5.2	83,658	-	-	83,658	5.2
Depreciation and amortization	75,665	-	14,998	90,663	4.7	52,966	-	10,287	63,253	3.9
Other operating expenses	96,987	26,047	34,961	157,995	8.2	66,565	21,787	7,867	96,219	6.1
	1,614,525	166,971	137,261	1,918,757	100.0	1,358,339	147,464	95,933	1,601,736	100.0

	Consolidated
	Nine months periods ended on
	09/30/11					09/30/10
	Cost of services	Selling expenses	Administrative expenses	Total	%	Cost of services	Selling expenses	Administrative expenses	Total	%
Salaries	923,275	66,131	123,457	1,112,863	20.2	742,619	61,121	105,803	909,543	19.5
Aircraft fuel	2,145,299	-	-	2,145,299	38.9	1,702,779	-	-	1,702,779	36.4
Aircraft rent	349,397	-	-	349,397	6.3	416,790	-	-	416,790	8.9
Maintenance materials and repairs	298,924	-	-	298,924	5.4	368,372	-	-	368,372	7.9
Aircraft and traffic servicing	170,064	52,869	120,819	343,752	6.2	157,822	36,579	115,945	310,346	6.6
Sales and marketing	-	281,013	-	281,013	5.1	-	260,974	-	260,974	5.6
Landing fees	281,804	-	-	281,804	5.1	238,955	-	-	238,955	5.1
Depreciation and amortization	227,766	-	43,721	271,487	4.9	173,000	-	34,384	207,384	4.4
Other operating expenses	258,499	69,348	103,978	431,825	7.9	180,425	61,090	17,060	258,575	5.6
	4,655,028	469,361	391,975	5,516,364	100.0	3,980,762	419,764	273,192	4,673,718	100.0

25. Sales Revenue

a)  The net sales revenue for the period is broken down as follow:

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09/30/11	09/30/10	09/30/11 (Restated)	09/30/10
Passenger transportation	1,689,529	1,675,811	4,879,182	4,792,160
Cargo transportation and other revenue	240,491	196,532	675,417	554,282
Gross revenue	1,930,020	1,872,343	5,554,598	5,346,442
Related taxes	(86,322)	(83,408)	(248,838)	(236,837)
Net revenue	1,843,698	1,788,935	5,305,760	5,109,605

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

b)  Revenue by geographical segment is as follows:

	Three-month periods ended				Nine-month periods ended
	09/30/11%		09/30/10%		09/30/11 (Restated)%		09/30/10%
Domestic	1,702,701	92.4	1,653,131	92.4	4,880,680	91.9	4,789,851	93.7
International	140,997	7.6	135,804	7.6	425,080	8.1	319,754	6.3
Net revenue	1,843,698	100.0	1,788,935	100.0	5,305,760	100.0	5,109,605	100.0

26. Commitments

As of September 30, 2011 the Company had 94 firm orders placed with Boeing, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. The commitments to  purchase aircraft include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discount is R$15,996,043 (corresponding to US$8,625,994) and are broken down according to the following periods:

09/30/11
2011 (three months)	396,063
2012	885,864
2013	2,905,259
2014	4,292,344
2015	3,697,466
After 2015	3,819,047
15,996,043

As of September 30, 2011, out of the commitments mentioned above, the Company will be required to pay the amount of R$2,046,018, as advances for aircraft acquisition, as follows:

09/30/11
2011 (three months)	77,334
2012	438,845
2013	531,009
2014	496,249
2015	402,470
After 2015	100,111
2,046,018

The installment financed by Long-term debt, collateralized by the aircraft, by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to the limit of 100%.

The Company is making payments related to the acquisition of aircraft using its own funds, loans, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company, through its subsidiary VRG, leases its entire fleet of aircraft fleet using a combination of finance and operating leases. As of September 30, 2011, the fleet was comprised of 124 aircraft, of which 80 were operating leases and 44 were recorded as finance leases. VRG has 38 aircraft that have purchase option. During the three-month period ended on September 30, 2011, the Company received three aircraft based on financial lease contracts, and returned  three 767-300 aircraft.

a)    Operating leases

Future lease payments of non-cancelable operating leases are denominated in U.S. dollars, and are as follows:

	09/30/11	12/31/10
2011	133,392	504,784
2012	514,994	481,109
2013	456,155	414,202
2014	304,731	261,098
2015	180,680	149,637
After 2015	503,129	360,132
Total minimum leasing payments	2,093,081	2,170,963

b)    Sale-leaseback transactions

As of September 30, 2011, the Company recognized R$7,564 and R$17,822 as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$23,495 as of December 31, 2010), related to gains on sale-leaseback transactions conducted by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. This gain is being deferred proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$47,171 reported in ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$54,201 as of December 31, 2010), related to losses on sale-leaseback transactions conducted by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircraft. These losses are being deferred and amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 120 months.

Additionally, in the nine month period ended September 30, 2011, the Company recorded a gain of R$7,356 recognized directly in profit or loss, since gains and losses on sale-leaseback transactions were not offset over lease terms.

27.  Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist partially of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider fuel price, exchange rate and interest rate as the most material risks, together with the credit risk associated with its operations. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures contracts, and oil, U.S. dollar and interest options.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Financial Policy and Risk Committee, after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the financial instruments entered into with the purpose of hedging against fuel and currency risks provide scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite of high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective results upon settlement, which are presented in the tables below.

The breakdown of the consolidated account balances and the categories of financial instruments included in the balance sheet as of September 30, 2011 and December 31, 2010 is as follows:

	Measured at fair value through profit and loss			Measured at amortized cost (a)		Measured at amortized cost but not through profit and loss (Assets available for sale)
	09/30/11		12/31/10	09/30/11	12/31/10	09/30/11	12/31/10
Assets
Cash and cash equivalents	1,302,673		1,955,858	-	-	-	-
Short-term investments	718,019	(b)	-	-	-	-	22,606
Restricted cash	166,737		34,500	-	-	-	-
Gain on derivatives operation	297		10,420	-	-	-	-
Accounts receivable	-		-	326,634	303,054	-	-
Maintenance deposits	-		-	415,501	-	-	-
Other credits	-		-	41,337	57,246	-	-
Premiums	24,105		-	-	-	-	-

Liabilities
Loans and financing	-		-	4,724,043	3,741,088	-	-
Suppliers	-		-	221,001	215,792	-	-
Loss on derivatives transactions	186,637	(c)	1,646	-	-	-	-

(a)      Considering the short-term between the issuance date and the maturity date of the financial instruments measured at amortized cost, the Company understands that their fair values are approximate their book values, except by the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)     Of the amount classified as short-term investments, the amount of R$237,273 is considered as held-to-maturity investments.

(c)      The Company records as of September 30, 2011 the amount of R$75,474 in shareholders’ equity as valuation adjustment to equity as a balancing item of this liability.

Risks

The operating activities subject the Company and its subsidiaries to the following financial risks: market (including currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the portion of its exposure to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs. The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a) Fuel price risk

As of September 30, 2011, fuel expenses accounted for 39% of the costs of services, and administrative and selling expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and possibly its byproducts. As of September 30, 2011, the Company used options, collar and swap agreements.

Fuel hedge transactions, classified as cash flow hedges are contracted with counterparties rated as investment grade, or are performed on the NYMEX.

b) Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options conducted on the BM&F-BOVESPA. These transactions may be conducted using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of September 30, 2011 and December 31, 2010 is as follows:

	Parent Company		Consolidated
	09/30/2011	12/31/2010	09/30/2011	31/12/2010
Assets
Cash, cash equivalents and short-term investments	55,820	123,640	222,304	218,909
Deposits in guarantee for lease agreements	-	-	98,688	127,963
Maintenance deposits	-	-	415,501	-
Advance expenses	-	-	24,105	33,322
Others	13,436	14,679	16,955	14,679
Total assets	69,256	138,319	777,553	394,873
Liabilities
Foreign suppliers	-		28,254	27,831
Short- and long-term debt	1,348,672	1,227,545	1,407,801	1,371,323
Finance leases payable	-	-	2,012,608	1,639,981
Other leases payable	-	-	54,312	37,407
Provision for aircraft return	-	-	118,164	-
Other U.S. dollar-denominated liabilities	-	-	34,577	46,435
Total liabilities	1,348,672	1,227,545	3,655,716	3,122,977
Exchange exposure in R$	1,279,416	1,089,226	2,878,163	2,728,104

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	2,046,018	1,943,880	2,046,018	1,943,880
Future obligations resulting from firm aircraft orders	15,996,043	16,427,824	15,996,043	16,427,824
Total	18,042,061	18,371,704	18,042,061	18,371,704

Total exchange exposure R$	19,321,477	19,460,930	20,920,224	21,099,808
Total exchange exposure US$	10,419,261	11,679,828	11,281,398	12,663,431
Exchange Rate (R$/US$)	1,8544	1,6662	1,8544	1,6662

c) Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to assess the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s, or they are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

d) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, particularly the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor, and domestic loans.

In the nine-month period ended September 30, 2011, for interest rate hedges, the Company and its subsidiaries conduct swap transactions with counterparties rated as investment grade.

e) Liquidity risk

Liquidity risk arises in two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy prescribes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of September 30, 2011, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 13 days and of their financial liabilities was 5 years.

As shown in Note 26, in order to hedge future commitments, the Company and its subsidiaries use derivative financial instruments contracted with prime banks for cash management purposes.

f)         Capital management

The table below shows the financial leverage rate as of September 30, 2011 and December 31, 2010:

	Consolidated
	09/30/11	12/31/10
Shareholder’s equity	1,997,371	2,929,169
Cash and cash equivalents	(1,302,673)	(1,955,858)
Restricted cash	(166,737)	(34,500)
Short-term investments	(718,019)	(22,606)
Short- and long-term debts	4,724,043	3,741,088
Net debt (a)	2,536,614	1,728,124
Total capital (b)	4,533,985	4,657,293
Leverage ratio (a) / (b)	56%	37%

Additionally, the Company and its subsidiaries are still committed to keep the amount of cash and cash equivalent close to 25% of the net revenue for the last twelve months, as observed on September 30, 2011.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Description	Balance sheet account	09/30/11	12/31/10
Gain on derivatives operation (assets)	Other receivables	297	10,420
Loss on derivatives operation (liabilities)	Loss on derivatives operation	186,637	1,646
Premiums of options contracts (assets)	Prepaid expenses	24,105	23,334

The Company and its subsidiaries adopt hedge accounting and classifies derivative contracted to hedge currency risks, interest rate risk and fuel price risk as "cash flow hedge" or as " fair value hedge ", according to the parameters described in the Brazilian accounting standard CPC 38 and International Accounting Standard IAS 39. Derivative financial instruments contracted are formally identified, classified and designated through documentation and control when acquired, as follows:

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the fair value of derivatives offsets between 80 to 125 percent the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the year.

ii) Fair value hedges

The Company and its subsidiaries hedge against changes in the fair value of a recognized liability, or a part thereof, attributable to interest, fuel and currency risks. Fluctuations in the fair value of the derivatives designated as fair value hedges are recognized directly in profit or loss together with the related changes in the fair value of the hedged liability.

The Company and its subsidiaries estimate the effectiveness based on the ratio between the fluctuation in the fair value of the derivatives used as hedge and the fluctuation in the fair values of the hedged liabilities.

The instruments are considered effective when the fluctuation in the fair values of derivatives offset between 80 to 125 percent of the fair values of the hedged liabilities.

In the case of an exchange hedge of the fair value of a financial liability, the fluctuation in a derivative’s fair value is recognized in financial income or financial expense for the same period in which it occurs. If the hedge is considered effective through the end of the period, the carrying amount of the hedged item is adjusted to reflect the fluctuation in its fair value caused by the risk covered, with a corresponding entry in financial income or financial expense.

Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of hedged item

a) Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives and its byproducts—West Texas Intermediate (WTI), Brent and Heating Oil—to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of September 30, 2011, the Company and its subsidiaries have fuel derivative hedging contracts performed at Nymex and over-the-counter (OTC) markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:			09/30/11	12/31/10
Fair value at end of period (R$)			(66,629)	33,205
Average term (months)			6	4
Volume hedged for future periods (thousand barrels)			4,344	2,109
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)			(23,667)	10,586

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Gains on effective hedges recognized in operating costs (R$)	-	217	-	217
Gains (losses) on ineffective hedges recognized in financial income (expenses) (R$)	7,159	(1,040)	29,287	(5,456)
Losses on ineffective hedges recognized in financial expenses for future periods (R$)	(33,660)	(8,939)	(86,583)	(37,130)
Total losses on ineffective hedges recognized as financial expenses (R$)	(26,501)	(9,979)	(57,296)	(42,586)
Current exposure percentage hedged during the period	55%	57%	48%	43%

The table below shows the notional amount of derivatives designated as hedges contracted by the Company and its subsidiaries to hedge future fuel expenses, the average rate contracted for the derivatives, and the percentage of fuel exposure hedged by reporting period as of September 30, 2011:

Market risk factor: Fuel price
Over-the-counter market	4T11	1T12	2T12	3T12	Total 12M	4T12
Percentage of fuel exposure hedged	41%	51%	42%	27%	40%	5%
Notional amount in barrels (thousands)	1,713	1,984	1,687	1,162	6,546	216
Future rate agreed per barrel (US$) *	123,99	124,71	122,20	113,16	121,82	103,30
Total in reais **	393,878	458,814	382,288	243,838	1,478,819	41,378

* Weighted average between call strikes,

** The exchange rate as of 09/30/11 was R$1.8544/US$1.00.

b) Foreign Exchange Hedge

The Company  and its subsidiaries uses derivative contracts as U.S. dollar hedges entered into on the BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

As of  September 30, 2011, the Company and its subsidiaries have no financial assets or bank guarantee linked to margin deposits.

During September 2011, management, faced with a future economic scenario, decided to suspend temporarily the hedging of the Company’s cash flows.

As of September 30, 2011, the Company and its subsidiaries did not have foreign exchange derivative contracts designated as U.S. dollar cash flow hedges. Losses from hedge ineffectiveness recognized during the three- and nine-month period ended September 30, 2011, are presented below:

Closing balance at:	09/30/11	12/31/10
Fair value at end of period (R$)	-	109
Longer remaining term (months)	-	4
Hedged volume for future periods (US$)	-	65,000

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Hedge effectiveness losses recognized in operating costs and expenses (R$)	-	-	-	-
Hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	882	(2,814)	823	(5,566)
Hedge ineffective gains (losses) recognized in financial income (expenses) for future competences (R$)	140	(24,925)	(530)	(27,164)
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	1,022	(27,739)	293	(32,730)
Percentage exposure hedged during the period	4.2%	46%	5.4%	26%

As of September 30, 2011, the Company and its subsidiaries have no foreign currency derivative contracts designated as U.S. dollar fair value hedge. The hedge effective losses recognized in financial expenses for the nine-month period ended September 30, 2011(in thousands, unless otherwise indicated) are summarized below:

Closing balance at:	09/30/11	31/12/10
Fair value at end of period (R$)	-	(6,645)
Finance leasing (US$)	-	984,264
Volume hedged (US$)	-	388,750
Actual percentage of hedged exposure	-	39%

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Hedge effectiveness losses recognized in financial expenses (R$)	-	-	(34,130)	-
Percentage of exposure hedged during the period	-	-	21%	-

Foreign exchange derivative instruments not designated for hedge accounting

As of September 30, 2011, the Company and its subsidiaries have the following derivatives instruments to hedge against U.S. dollar fluctuations not designated for hedge accounting:  currency swaps (USD x CDI) to hedge a credit facility (working capital). The table below shows the amounts recognized in financial income (expenses) related to these transactions:

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Gains (losses) recognized in financial expenses	23,930	(6,913)	5,051	(6,063)

(b)   Interest rate hedges

As of September 30, 2011, the Company and its subsidiaries have swap derivatives for Libor hedge, in the notional amount of US$ 600 million.

The following is a summary of Company and its subsidiaries interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	09/30/11	12/31/10
Fair value at end of period (R$)	(78,497)	-
Face value at end of period (US$)	505,061	-
Face value at end of period (R$)	936,584	-
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(51,807)	-

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Hedge effectiveness gains (losses) recognized in financial expenses (expenses) (R$)	-	115	-	(1,398)

Interest rate derivative instruments not designated for hedge accounting

In the nine-month period ended September 30, 2011 the Company and its subsidiaries held positions in Libor interest derivative contracts not designated for hedge accounting, in the notional amount of US$ 95 million The table below shows the amounts recognized in financial income and expenses related to these transactions:

	Three months		Nine months
Period ended:	2011	2010	2011	2010
Losses recognized in financial expenses	(13,985)	(2,473)	(22,920)	(7,716)

In addition, the Company and its subsidiaries profit or loss are affected by interest rates fluctuations in Brazil, levied on cash investments, short-term investments, Brazilian real-denominated liabilities, and U.S. dollar-denominated assets and liabilities. These fluctuations affect the fair value of financial instruments, the fair value of Brazilian real-denominated fixed income securities and the interest on cash and short-term investments.

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared pursuant to CVM Instruction 475/08, in order to provide a 25% and 50% positive and negative change in the main risk factor of each financial instrument and, therefore, the impact of such changes on the Company’s financial income and expenses in case such changes occur.

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, outstanding position as of September 30, 2011 and based on the scenarios described above.

Consolidated

(I)                 Fuel risk

As of September 30, 2011, the Company held derivative contracts for oil WTI, Brent and Heating Oil, which represent notional volumes of 6,762 million barrels. These contracts mature between October 2011 and December 2012.

In the probable and possible adverse scenarios (25% drop in oil prices) and remote adverse (50% drop), the impacts on the fair value of derivatives are shown in the table below.

Risk Factor	Exposed amounts as of	Probable Scenario	-25%	-50%
	09/30/11	09/30/11
Drop in fuel price curve	(R$66,629)	R$0	(R$165,807)	(R$344,276)

Prices considered (US$/barrel)
WTI		85,61	64,21	42,81
HO		123,22	92,42	61,61
Brent		109,91	82,43	54,95

(II)              Foreign exchange risk

As of September 30, 2011, the Company held a derivative contract in US dollar in the notional value of US$51,122, with maturity in March 2012.

As of September 30, 2011, the Company held assets and liabilities indexed to the US dollar, totaling US$ 1,565,071 in foreign exchange exposure, equivalent to R$ 2,902,268.

Consolidated
Additional changes in the account balance
	Risk Factor	Exposed amounts as of	-50%	-25%	Probable Scenario	25%	50%
		09/30/11			09/30/11

US dollar-denominated assets and liabilities	Dollar appreciation curve	(R$2,902,268)	R$1,451,134	R$725,567	R$0	(R$725,567)	(R$1,451,134)

US dollar denominated derivative	Dollar depreciation curve	R$6,646	(R$47,400)	(R$23,700)	R$0	R$23,700	R$47,400
Net Total		(R$2,895,622)	R$1,403,734	R$701,867	R$0	(R$701,867)	(R$1,403,734)

Exchange rate used			R$0.9272/US$	R$1.3908/US$	R$1.8544/US$	R$2.3180/US$	R$2,7816/US$

(III) Interest rate risk

Consolidated
Additional changes in the account balance
	Risk Factor	Exposed amounts in	-50%	-25%	Probable Scenario	25%	50%
		09/30/11			09/30/11

Short-term investments	CDI	R$845,939	(R$3,976)	(R$1,988)	R$0	R$1,988	R$3,976
Loans (Debentures)	CDI	(R$1,170,137)	R$20,148	R$10,074	R$0	(R$10,074)	(R$20,148)
Net Impact		R$324,198	R$16,172	R$8,086	R$0	(R$8,086)	(R$16,172)

Interest rate derivatives	Libor	(R$100,005)	(R$84,334)	(R$42,167)	R$0	R$42,167	R$84,334
Loans (IFC)	Libor	(R$31,182)	R$154	R$77	R$0	(R$77)	(R$154)
Finance Lease	Libor	(R$2,012,608)	R$2,479	R$1,239	R$0	(R$1,239)	(R$2,479)
Net Impact		(R$2,143,795)	(R$81,701)	(R$40,850)	R$0	R$40,850	R$81,701

Loans (BNDES-Loan Safra)	TJLP	(R$92,383)	R$1,315	R$658	R$0	(R$658)	(R$1,315)
Net Impact		(R$92,383)	R$1,315	R$658	R$0	(R$658)	(R$1,315)

Loans (BDMG)	IPCA	(R$30,255)	R$252	R$126	R$0	(R$126)	(R$252)
Net Impact		(R$30,255)	R$252	R$126	R$0	(R$126)	(R$252)

Parent Company

I) Foreign exchange risk

Parent Company
Additional changes in the account balance
	Risk Factor	Exposed amounts in	-50%	-25%	Probable Scenario	25%	50%
		09/30/11			09/30/11
US dollar-denominated assets and liabilities	Dollar appreciation curve	(R$1,279,416)	R$639,708	R$319,854	R$0	(R$319,854)	(R$639,708)
Net Total		R$1,279,416	R$639,708	R$319,854	R$0	(R$319,854)	(R$639,708)

Exchange rate used			R$0.9272/US$	R$1.3908/US$	R$1.8544/US$	R$2.3180/US$	R$2.7816/US$

As of September 30, 2011, the Company has assets and liabilities indexed to the US dollar, totaling US$689,935 in foreign exchange exposure, equivalent to R$1,279,416.

 IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity taking into consideration:

•         Increase and decrease by 10 percentage points in fuel prices, by keeping constant all the other variables;

•         Increase and decrease by 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•         Increase and decrease by 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only outstanding monetary items that are material for the risks above. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at September 30, 2011 and 2010, based on the scenarios described above:

Fuel:
	Position as of September 30, 2011		Position as of September 30, 2010
Increase/(decrease) in fuel prices (percentage)	Effect on pretax income (R$ million)	Effect on equity (R$ million)	Effect on pretax income (R$ million)	Effect on equity (R$ million)
10	(74.0)	(23.9)	(58.3)	(27.2)
(10)	74.0	2.9	58.3	40.6

Foreign exchange - USD:
	Position as of September 30, 2011		Position as of September 30, 2010
Appreciation/(depreciation) of USD/R$ (percentage)	Effect on pretax income (R$ million)	Effect on equity (R$ million)	Effect on pretax income (R$ million)	Effect on equity (R$ million)
10	(100.5)	(66.3)	(87.3)	(37.3)
(10)	100.5	66.3	87.3	28.4

Interest rate - Libor:
	Position as of September 30, 2011		Position as of September 30, 2010
Increase/(decrease) in Libor (percentage)	Effect on pretax income (R$ million)	Effect on equity (R$ million)	Effect on pretax income (R$ million)	Effect on equity (R$ million)
10	(0.2)	9.1	(0.0)	(0.0)
(10)	0.2	(9.1)	0.0	0.0

The Company and its subsidiaries sensitivity to fuel price increased during the current period when compared to with the previous period, is due to the growth in fuel consumption.

The sensitivity to the US dollar increased compared to the effect on income and on equity, due to the increase in US dollar-denominated expenses.

Regarding the Libor rate, the sensitivity increased compared to the effect on equity, due to the increase in notional amount of hedges.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value grades:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2011:

Financial Instrument	Carrying amount	Other Significant Observable Factors (Level 2))

Cash equivalents	1,140,491	1,140,491
Short-term investments	718,019	718,019
Restricted cash	166,737	166,737
Gains on derivative transactions (assets)	297	297
Loss on derivate transactions (liabilities)	186,637	186,637

28. Non-cash Transactions

During the nine-months period ended September 30, 2011, the Company and its subsidiaries increased its property, plant and equipment under capital leases in the amount of R$298,066 and bought back shares through financing, in the amount of R$23,205, these transactions did not affect its cash position in the period.

During nine-months period ended September 30, 2010, the Company held transactions not affecting its cash from investing activities and financing, and therefore, these transactions were not reflected in the statements of cash flow.

During the nine-month period ended September 30, 2010, the Company and its subsidiaries made advances for acquisition of aircrafts in the amount of R$ 58,426 and write-offs in the amount of R$195,749 recorded as property, plant and equipment directly financed by loans.

29. Insurance

As of September 30, 2011, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	Reais	Dollar
Guarantee – Hull/War	8,199,561	4,421,679
Civil Liability per event/aircraft	3,245,200	1,750,000
Inventories (base and transit)	231,800	125,000

Pursuant to Law 10744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian reais equivalent to one billion U.S. Dollars.

30. Events after the Reporting Period

Acquisition of Webjet Linhas Aéreas S.A.

a)      On October 3, 2011, the subsidiary VRG acquired the total share capital of Webjet at the adjusted price of R$ 70,000, subject to change after the due diligence process to be held within 55 days from the closing date of the transaction.

In this case, the amount originally deposited:

(i)       R$ 63 million was paid to the former controlling shareholders of Webjet;

(ii)     R$ 7 million was retained in the restricted account as agreement guarantee, and

(iii)   R$ 26 million was reversed to the Company related to the purchase price adjustments

Webjet is an airline company based in Rio de Janeiro city, which provides regular passenger air transportation services, and has a fleet of twenty-four aircraft Boeing 737-300, with operations in 16 cities in Brazil and making approximately 1,000 weekly flights.

On October 27, 2011, CADE, VRG and Webjet signed the Agreement of Preservation to Reversibility of Operation ("APRO") for the acquisition of 100% (one hundred percent) of the capital of Webjet, which resulted from a negotiation between the companies and CADE and aims to ensure the reversibility of the operation and preservation of assets until CADE issues a final decision, through actions aimed to preserve market conditions during the evaluation of competitive effects of the operation.

The agreement ensures the independence in the management of both companies including those related to the Company’s frequent flyer program "Smiles". Without reducing the capacity of Webjet, the agreement foresees the sharing of flights between the companies in order to optimize the route network and increase the options for customers.

Both companies will continue operating as separate units until the final approval by the Administrative Council of Economic Defense (CADE).

b)      On January 9, 2012 the Company filed, with the judiciary, the withdrawal of the legal proceedings in which it questions PIS and COFINS tax rate. The withdrawal and authorization for the conversion of escrow deposits in favor of public finance are under consideration by Judicial Court.

c)      On February 3, 2012 the Company informed its shareholders and the market that ended on January 26, 2012 the period for exercising the preemptive right to subscribe for shares to be issued due to increased capital of the Company approved by its Board of Directors meeting held on December 21, 2011. From this operation, 5,120,974 preferred shares (five million, one hundred twenty thousand, nine hundred seventy four) remained unsubscribed ("Surplus") out of 6,825,470 (six million, eight hundred twenty-five thousand, four hundred seventy) common shares and 6,619,765 (six million, six hundred and nineteen thousand, seven hundred and sixty-five) preferred shares issued. To the shareholders, including holders of ADRs and the assignees of the subscription rights of the shares, that have expressed their interest in reserving the Surplus in their respective application forms, had a period of five (5) working days from 06 February 2012 inclusive, being his final term on February 10, 2012, inclusive ("Subscription Period of Surplus") to subscribe the Surplus. The subscription price of the Surplus will be R$22.00 (twenty-two reais) per share, payable in cash in local currency, at the time of subscription.

d)     On March 15, 2012, the Company obtained a waiver of anticipated maturity and/or application of any penalty on noncompliance of its covenants clauses. This was deliberated during General Meeting of Debenture Holders of the fourth and fifth issues of debentures. As a result of this waiver, on March 26, 2012 (the balance reporting date), the Company is complying its obligations in relation to the debentures.

e)      On March 16, 2012, the Board of Directors, approved a new model for the Stock Option Plan of the Company which is being prepared.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2011, which comprises the balance sheet as of September 30, 2011 and the related income statement and statement of comprehensive income for the quarter and nine-month period then ended and statement of changes in equity and statement of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Reporting and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Notes to the Consolidated Interim Financial Information

Other matters

Interim statements of value added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the nine-month period ended September 30, 2011, prepared under the responsibility of its Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Restatement of interim financial statements

As described in note 2.2, the Company decided to restate the interim financial statements, relating to the three and nine-month periods ended September 30, 2011, originally dated November 11, 2011.  The purpose of the restatement is to adjust the opening retained earnings balance as of January 1, 2011, by the amounts originally recognized in the income statement for the three-month period ended March 31, 2011. The adjustment was identified after the Company concluded the implementation of a complementary revenue recognition system.  The opening retained earnings as of January 1, 2011 was adjusted in accordance with paragraph 44 of CVM Deliberation 592, issued on September 15, 2009, due to certain system limitations that prevent the Company from allocating this error to the appropriate periods. The impacts are presented in the above mentioned note.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2012

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.